2005 ANNUAL REPORT


Lag Shields
3M
CRC
Fire
CRAFTSMAN
ORANGE
Hand Cleaner with Grit
LOCTITE 248
CRAFTSMAN

FASTENAL®

INDUSTRIAL & CONSTRUCTION SUPPLIES

2005 | *Profile of Fastenal Company*

Fastenal Company was founded in 1967. As of December 31, 2005, the Company operated 1,755 store sites located in 50 states, Puerto Rico, Canada, Mexico, Singapore, China, and the Netherlands and employed 6,392 people at these sites. In addition, there were 2,914 people employed in various support positions. The Company sells approximately 580,000 different types of industrial and construction supplies in ten product categories. These include (approximately): 271,000 different types of threaded fasteners and miscellaneous supplies (fasteners); 98,000 different types of tools and equipment (tools); 87,000 different types of metal cutting tool blades and abrasives (cutting tools); 43,000 different types of fluid transfer components and accessories for hydraulic power, pneumatic power, plumbing, and HVAC (hydraulics & pneumatics); 9,000 different types of material handling, storage, and packaging products (material handling); 12,000 different types of janitorial and paper products (janitorial supplies); 16,000 different types of electrical supplies; 22,000 different types of welding supplies (excluding welding gases); 15,000 different types of safety supplies; and 8,000 different types of metals, alloys, and materials (metals). As of December 31, 2005, the Company operated twelve distribution centers located in Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina, Kansas, and Ontario, Canada. Approximately 95.1% of the Company's 2005 sales were attributable to products manufactured by others, and approximately 4.9% related to items manufactured, modified, or repaired by either the Company's Manufacturing Division or one of its Support Services. Since December 31, 2005, the Company has opened additional store sites.


SALA

Customer Service Project 2 (CSP2) store format – Winona, MN Product Service Center Store

This Annual Report, including the sections captioned "President's Letter to Shareholders," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Stock and Financial Data,"contains statements that are not historical in nature and that are intended to be, and are hereby identified as,"forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), including statements regarding improvements in accounts receivable collections, new distribution center openings, technology conversions, the potential of markets served by our sales specialists, the payment of dividends, the leveling off of sales growth and the variability of sales at older stores, management of headcount and retention of labor efficiency, capital expenditures, purchases of store locations, funding of expansion plans and the expansion of foreign operations. A discussion of certain risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in the section of this Annual Report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company assumes no obligation to update either such forward-looking statements or the discussion of such risks and uncertainties.

2005

Table of Contents


FASTENAL
18

NASCAR TRUCK SERIES SPONSORSHIP

2005 | *President's Letter to Shareholders*

The year 2005 was a productive year for Fastenal. We had very good sales and earnings growth; however, I believe our greatest accomplishments were the new initiatives we started in 2005. These initiatives were designed to help us improve our customer service, enhance career opportunities for our employees, and increase the returns to our shareholders. I will explain several of these initiatives in greater detail later in this letter.

Our 2005 net sales of $1.5 billion represented a 23.0% increase over the 2004 level. We added close to $300 million in new business in 2005; more than our total sales were in 1996. We were able to do this because of our opening of new stores, while at the same time continuing to upgrade our existing stores. We opened 222 new stores in 2005 and almost completed the store upgrade project (previously referred to as the 'Customer Service Project' or CSP) which began in the latter half of 2002. We haven't completed the remaining store upgrades because of a few locations with time left on their lease.

Fastenal produced net earnings of $166.8 million in 2005, which is a 27.4% increase over 2004. This increase was made possible by the combination of increased sales growth and better expense management. With labor being our biggest expense, we continue to work very hard to increase productivity. Increased productivity allows us to improve both earnings and the level of compensation for our employees, while maintaining our high level of customer service.

In the fourth quarter of 2004, our Board of Directors approved a plan to implement a profit sharing contribution for our employees' retirement plan. This is a performance-based plan that rewards the employees if the company achieves specific performance goals. Because of our strong financial performance in 2005, the company contribution for the year was approximately $2.5 million. The allocation of this contribution is limited to a percentage of employee contribution under $5,000 per year, so that all enrolled employees can enjoy the benefit.

Since 2002, CSP has been our main marketing focus and we continued our efforts in 2005. We realize that if we truly want to be the best industrial and construction store in every market we serve, we need to continue to improve our stores. Based on this belief, we have spent the last 18 months working on developing the next generation of CSP. As a logical progression, we have named it 'CSP2'. We now refer to our original CSP conversion as the standard store model because it is our typical store today.

In developing our criteria for what a CSP2 store should be, we listened to both our field personnel and our customers. Based on this feedback, we developed our list. The most important items on this list were a better store location, a proven manager, and a broader inventory selection. We also have a technology team dedicated to this project. Their goal is to speed up the transaction time so customers can buy what they need and get back to their work site as quickly as possible. Our merchandising team has also improved the store appearance by creating better product displays. The last and perhaps the most important change is that we increased our outside sales force in each CSP2 store by two people. We felt we needed to increase our customer contacts so both our current and potential customers were aware of the additional products we have available at our local store.

As we started to develop a financial plan for the CSP2 format, one of our biggest challenges centered on quantifying the investment per store and our expectations for results. To assist in this process, we looked at the hundreds of stores we have previously opened. We have very good data on the initial investment and the timeline for a return on these new store investments. After many discussions, we decided to quantify the investment similar to a new store opening. This investment, excluding items related to a new physical location, includes approximately $62 thousand of incremental inventory, two additional sales people, and two additional vehicles. We then quantified our goal for sales and profit improvement at a store converted to the CSP2 format to mirror the impact we get from a new store investment.

Another area we focused on very heavily in 2005 was our transportation system. We have been operating our own fleet of over the road trucks for more than 20 years. These trucks carry, by weight, almost 90.0% of the product we sell. Even with these trucks moving the majority of our product, we were still spending more on outside carriers to move the remaining 10.0% than we were spending to operate our entire fleet. Seeing this outside freight expense as an opportunity to reduce costs, we put together a team to rethink our entire transportation system. The team determined that if we wanted to make real improvements and reduce our outside expense, our systems would have to be as good as the best freight and parcel companies. Based on this direction, we hired people trained in the latest mapping software to do our routing and we assigned one of our best system developers to lead the transportation technology team.

The truck routing group spent most of the year working with our regional operations managers, remapping routes and adding trucks where necessary. Due to the truck route changes, we have been able to increase the service level to our stores. Over 85.0% of our stores are currently receiving shipments five days per week; this is up from 15.0% at the start of 2005. The majority of the deliveries are now before 8:00 A.M., which increases our ability to provide a high level of service to our customers. With this efficient truck routing, our cost per store delivery (i.e. each time we stop at a store) has dropped from $72 to $48. Although we have not completely eliminated our need to use outside freight carriers, we have seen a significant decrease in this expense. The technology group is just starting to implement a new tracking system that will allow us to know where every package is at all times. Our store personnel, armed with this information, will be able to provide better service to our customers. We will continue to work on this transportation initiative in 2006, and I believe we will continue to improve our service and lower our cost.

Another major initiative we undertook in 2005 was the centralization of the collection call component of our accounts receivable. We did some benchmarking in 2004 and determined that we were not performing at the same level as other distributors in our industry. In the past, all of our collections work had been done by the local store employees. After researching best practices in accounts receivable and collections, we decided the best way to collect our receivables was through a central office approach with trained and dedicated people. In February 2005, we opened our central collections office in Caledonia, Minnesota, a small city 40 miles south of Winona. Since the opening of this office, we have seen a continual improvement in both the number of days it takes to collect a sale and the amount of uncollectible dollars that have to be written off. Although our sales grew 23.0% in 2005, our year end accounts receivables have only grown 13.0%. While store personnel remain engaged in the collection process, this change has freed up time for our store personnel to go out and make more customer contacts. At the end of the year, this project had been implemented in 80.0% of our stores. We believe we will continue to see improvements in the accounts receivable area in 2006 as we complete the rollout.

We also worked hard to manage the growth in inventory in 2005. Our internal goal on inventory management is two-fold. First, we want to grow inventory at a rate less than sales growth, which we did in 2005. Second, we want to change the balance of inventory so there is less in the distribution centers, allowing us to use more of the additional inventory dollars for expanding our store selection and working on the CSP2 project.

Purchasing of product continues to be a major opportunity for Fastenal. We made several organizational changes in our central purchasing group this past year by focusing it into three distinct groups. We purchase the branded products in one office, the commodity fill-in buys in another office, and the import purchasing is done in our office in Shanghai, China. This reorganization of purchasing was designed to streamline the process and achieve two goals. The first was to reduce the time it takes to purchase the product once we fall below our desired inventory level. The second was to develop a system with better information so we could improve both our customer service and inventory turns at the same time. Our purchasing group is making great progress on both goals.

FASTCO, our Shanghai based trading company, continued to grow in 2005. The people of FASTCO continue to find new companies throughout Asia who can produce high quality industrial and construction products to meet our customers' needs. We currently have more than 60 employees working in Asia.

The only distribution building purchased in 2005 was in Modesto, California. This facility will be our main distribution point servicing our stores in the Western states. It is a 320,000 square foot facility from which we plan to start operating in mid 2006. This will replace our current facility in Fresno, California.

Our manufacturing division also had a good year in 2005. They were able to grow their sales by 18.0% year-over-year and added several large accounts late in the year that should help increase our sales growth in 2006. We purchased a small manufacturing company in Rockford, Illinois that makes cold formed fasteners. This company has the capacity and equipment to make longer production runs on both special and standard parts. This helps fill a void between our current specials manufacturing and the larger volume production parts we purchase from the large fastener manufacturers around the world. This business is growing and helps us better service our customers' needs. We plan to continue adding machinery at this new facility to expand our manufacturing capabilities.

Our sales specialists continued to impress in 2005. National Accounts, which represents 22.0% of our total net sales, grew their sales by 23.0%. National Construction, which represents 2.0% of our total net sales, had excellent growth at 82.0%. The Government Sales people continue to grow their sales at a rapid pace also. Government sales, which represents 3.0% of total net sales, grew at 54.0%. We continue to increase our investment in all of these markets with the belief that they all have great potential now and in the future. We also have created several other groups of sales specialists working in other markets that we believe have potential.

Having great computer systems continues to be a competitive advantage for Fastenal. Our information technology (IT) team continues to redesign and upgrade our systems. They worked all year on a rewrite of our warehouse management system. Installation of this new system will begin in the first half of 2006. They have also made many improvements to our branch point of sale system and our website, www.fastenal.com. While many companies are outsourcing their IT functions, Fastenal believes our internal ability to quickly modify our systems to meet customer needs is one of our key competitive advantages.

I have written about many exciting endeavors underway at Fastenal. None of this would be possible without talented and well trained employees. Because of this, we have increased our commitment to the Fastenal School of Business (FSB) by giving it additional resources and asking it to do even more training. During 2005, FSB trained more than 3,500 people throughout the Company in over 20 different programs. In 2005, we also placed seven instructors in the field so we could reach more people and reduce our travel expense at the same time. This change has proven to be quite successful and we plan to increase the number of field instructors in 2006.

The most exciting thing the Fastenal School of Business accomplished in 2005 was the development of our new Associate of Applied Science (AAS) Industrial Distribution Program. Our people worked with representatives from the Minnesota State Technical School system to jointly develop a degreed program. This program was designed to meet the needs of industrial distribution experts now and in the future. The classes will be jointly taught by the Minnesota State College - Southeast Technical and the Fastenal School of Business.

In closing, I believe it is important to thank all of the people on the Fastenal team who worked hard all year to produce the great results we are able to report. At Fastenal, we believe that a company is no more than a group of people brought together to accomplish a common goal. We currently have more than 9,000 people working to reach the common goal of Growth Through Customer Service. If we continue to challenge our people and, at the same time, help them in their own development, I believe we will continue to achieve our common goal. I also want to thank our shareholders for supporting Fastenal. Your belief in us gives us the confidence that helps in the pursuit of our goal.

Thank you,

Willard D. Oberton

Willard D. Oberton
CEO and President

2005 | *Six – Year Selected Financial Data*

(Amounts in Thousands Except Per Share Information)

Operating Results Years Ended December 31	***2005***	***Percent Change***	***2004***	***2003***	***2002***	***2001***	***2000***
Net sales	$1,523,333	23.0%	$1,238,492	994,928	905,438	818,283	755,618
Gross profit[1]	758,103	23.1%	615,886	482,103	442,138	406,699	382,829
Earnings before income taxes	269,056	29.1%	208,336	136,336	121,207[2]	113,634	131,430
Net earnings	166,814	27.4%	130,989	84,120	75,542[3]	70,112	80,730
Basic earnings per share	1.10	27.9%	.86	.56	.50[3]	.46	.53
Diluted earnings per share	1.10	27.9%	.86	.56	.50[3]	.46	.53
Dividends per share	$ .31	55.0%	$ .20	.105	.025	.0225	.02
Basic-weighted average shares outstanding	151,270		151,755	151,755	151,755	151,755	151,755
Diluted-weighted average shares outstanding	151,508[4]		151,972[4]	151,784[4]	151,755	151,755	151,755
Financial Position December 31							
Accounts receivable plus inventory	$ 545,117	16.0%	$ 469,833	361,640	322,815	254,062	249,188
Net working capital	557,470	19.4%	466,883	393,255	349,422	300,680	247,876
Total assets[5]	890,035	14.8%	775,362	652,875	563,384	476,694	405,068
Total stockholders' equity	$ 783,549	14.5%	$ 684,369	576,740	499,871	424,888	359,258

Operating Results Years Ended December 31 (as a percentage of net sales)	***2005***	***2004***	***2003***	***2002***	***2001***	***2000***
Gross profit[1]	49.8%	49.7%	48.5%	48.8%	49.7%	50.7%
Earnings before income taxes	17.7%	16.8%	13.7%	13.4%	13.9%	17.4%
Net earnings	11.0%	10.6%	8.5%	8.3%	8.6%	10.7%

All information contained in this Annual Report reflects the 2-for-1 stock splits effected in the form of a stock dividend in each of 2002 and 2005.

[1] Reflects impact of reclassification of certain internal trucking cost between operating expenses and cost of goods sold related to the freight initiative which decreased gross profit by $12,477, $8,447, $6,964, $6,338, $5,728, $5,289 in 2005, 2004, 2003, 2002, 2001, and 2000, respectively.
[2] Amount includes a gain on the sale of the Do-It-Yourself (DIY) Business of $5,934.
[3] Amount includes an extraordinary gain, net of tax, of $716, or $.01 per basic and diluted share.
[4] Reflects impact of stock options issued by the Company in May 2003 that were in-the-money during the period outstanding.
[5] Reflects impact of reclassification to prior years presented to conform to current year presentation.

Common Stock Data

The Company's shares are traded on The Nasdaq Stock Market under the symbol "FAST". The following table sets forth, by quarter, the high and low closing sale price of the Company's shares on The Nasdaq Stock Market for 2005 and 2004.

2005:	High	Low
First quarter	$ 31.87	27.55
Second quarter	$ 31.79	25.54
Third quarter	$ 33.29	28.85
Fourth quarter	$ 41.96	30.43

2004:	High	Low
First quarter	$ 27.16	21.94
Second quarter	$ 28.49	24.23
Third quarter	$ 32.25	26.75
Fourth quarter	$ 32.08	25.57

As of February 1, 2006, there were approximately 1,596 recordholders of the Company's Common Stock, which includes nominees or broker dealers holding stock on behalf of an estimated 26,622 beneficial owners.

In 2005, the Company paid two $.155 dividends per share and in 2004 the Company paid a $.125 and $.075 dividend per share. On January 19, 2006, the Company announced a $.20 semi-annual dividend per share to be paid on March 3, 2006 to shareholders of record at the close of business on February 20, 2006. The Company expects that it will continue to pay comparable semi-annual cash dividends in the foreseeable future, provided that any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board of Directors.

Selected Quarterly Financial Data (Unaudited)

(Amounts in thousands except per share information)

2005:	*Net sales*	*Gross profit*[1]	*Net earnings*	*Basic earnings per share*
First quarter	$ 353,809	174,762	37,032	.24
Second quarter	383,263	190,793	44,647	.30
Third quarter	402,218	199,123	45,971	.30
Fourth quarter	384,043	193,425	39,164	.26
Total	$ 1,523,333	758,103	166,814	1.10

2004:	*Net sales*	*Gross profit*[1]	*Net earnings*	*Basic earnings per share*
First quarter	$ 284,206	140,879	28,147	.18
Second quarter	310,143	155,154	34,832	.23
Third quarter	325,678	161,224	34,741	.23
Fourth quarter	318,465	158,629	33,269	.22
Total	$ 1,238,492	615,886	130,989	.86

[1] Reflects impact of reclassification of certain internal trucking cost between operating expenses and cost of goods sold related to the freight initiative which decreased gross profit by $2,611, $3,015, $3,223, $3,628, $2,100, $2,053, $2,336, and $1,958, in first, second, third, and fourth quarters for 2005 and 2004, respectively.

Fastenal Stock Performance[1]

Initial Public Offering (IPO)

On August 27, 1987 (date of the Company's Initial Public Offering), 1,000 shares of Fastenal's stock sold for $9,000. Approximately 18 years later, on December 31, 2005, those 1,000 shares, having split 6 times, were 48,000 shares worth $1,878,000, for a gain of approximately 34.6% compounded annually.

Ten Years

On December 31, 1995, 1,000 shares of Fastenal's stock sold for $42,250. Ten years later, on December 31, 2005, those 1,000 shares, having split twice, were 4,000 shares worth $156,520, for a gain of approximately 14.0% compounded annually.

Five Years

On December 31, 2000, 1,000 shares of Fastenal's stock sold for $54,880. Five years later, on December 31, 2005, those 1,000 shares, having split twice, were 4,000 shares worth $156,520, for a gain of approximately 23.4% compounded annually.

Dividends and Stock Repurchases

Fastenal has paid dividends in every year since 1991.

In April 2005 the Company issued a press release announcing the Board of Directors had authorized purchases by the Company of up to 760,000 shares of its Common Stock. The Company purchased 700,000 shares of its outstanding stock at approximately $26.75 per share in late April 2005.



[1] The share data featured represents past performance, which is no guarantee of future results.

Management's Discussion & Analysis of Financial Condition & Results of Operations

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Results of Operations

Business Overview— Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. The Company operates stores sites primarily located in North America. On December 31, 2005, the Company operated 1,755 Company-owned or leased store sites.

Most of the Company's customers are in the construction and manufacturing markets. The construction market includes general, electrical, plumbing, sheet metal, and road contractors. The manufacturing market includes both original equipment manufacturers (OEM) and maintenance and repair operations (MRO). Other users of the Company's products include farmers, truckers, railroads, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our customers are primarily located in North America.

Financial Overview— During 2005, 2004 and the latter half of 2003, the strength of the global industrial environment positively impacted the Company's performance. During the first half of 2003, the recession in the global industrial environment, which had begun several years earlier, negatively impacted the Company's performance, and that of the industry as a whole. The impact of the economy is best reflected in the growth performance of our stores greater than five years old (2005 group reflects stores sites opened in 2000 and earlier). These stores are more cyclical due to the increased market share they enjoy in their local markets. The net sales growth rate of store sites more than five years old was as follows:

2005	2004	2003
12.0%	15.3%	3.3%

Our stores that are two to five years old (2005 group reflects store sites opened in 2003, 2002, or 2001) are also impacted by the economy, but to a lesser degree. The net sales growth rate of our store sites that are two to five years old was as follows:

2005	2004	2003
22.5%	24.9%	16.5%

Combined, these two groups represent a consistent same-store view of our business. These stores, which are more than two years old (2005 group reflects store sites opened in 2003 and earlier), had net sales growth rates as follows:

2005	2004	2003
15.6%	17.1%	5.3%

Net sales— Net sales and growth rates in net sales were as follows:

	2005	2004	2003
Net sales	$1,523.3	1,238.5	994.9
Percent change	23.0%	24.5%	9.9%

The 2005 and 2004 net sales growth rate percentages reflect the strengthening of the North American market in the period since July 2003. The increase in net sales in 2005 and 2004 came primarily from unit sales growth in existing stores more than two years old, growth in the newer product lines, and new site openings. The 2004 growth was increased by 3.0% to 4.0% due to an inflationary increase in pricing during the year, while the 2003 growth was tempered by a deflationary impact to pricing during the year.

Stores sites opened in 2005 contributed approximately $35.5 (or 2.3%) to 2005 net sales. Store sites opened in 2004 contributed approximately $112.9 (or 7.4%) to 2005 net sales and approximately $64.9 (or 5.2%) to 2004 net sales. The rate of growth in sales of store sites generally levels off after they have been open for five years, and, as stated earlier, the sales of older store sites typically vary more with the economy than do the sales of younger store sites.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Monthly Daily Sales Growth— Our business had daily sales growth rates of (compared to the comparable month in the preceding year):

Month	2005	2004	2003
January	26.2%	16.1%	10.2%
February	25.1%	20.1%	7.9%
March	22.5%	19.1%	11.5%
April	26.6%	22.1%	7.2%
May	22.9%	25.6%	6.7%
June	21.2%	25.7%	6.0%
July	21.8%	27.0%	8.2%
August	21.7%	24.9%	8.8%
September	26.8%	26.2%	8.4%
October	22.7%	27.6%	13.7%
November	21.7%	25.0%	14.5%
December	17.0%	27.4%	16.9%

Note: Daily sales are defined as the sales for a period divided by the number of business days in a period.

The daily sales growth rates in the table above represent several trends. The January 2004 to November 2005 time frame generally represents improvement followed by stabilization in our daily sales trends which reflects continued strengthening in the economy as it relates to the customers we sell to in North America and the impact of the Fastenal standard inventory stocking model (also referred to as the Customer Service Project, or 'CSP'). The 2004 period was positively impacted by inflation in the steel-based products we sell. The December 2005 daily sales growth rate was weaker than we expected; however, we believe it is an abnormality due to the following reasons: (1) historically we have seen fluctuations in December's daily sales growth rates due to the holidays and their impact on our customers' buying patterns and (2) December 2004 experienced strong growth, which creates a more difficult comparison in the next year. In 2005, item (2) is also noticeable in months such as May, June, July, and, to a lesser degree, October. The noticeable exception to item (2) is the month of September, which experienced stronger growth due to the demand generated by Hurricane Katrina. The first six months of 2003 continued the choppy trend in net sales growth experienced in the second half of 2002, while the last six months of 2003 represents the strengthening of the economy which continued into 2004 and 2005. The first nine months of 2003 were also impacted by the sale of our DIY business in early October 2002.

Sales by Product Line— The following table indicates, by product line: (1) the products sold by the Company, (2) the year of introduction, and (3) the percentage of net sales.

		2005	2004	2003
Fastener[1]	1967	53.7%	55.6%	54.8%
Tools	1993	10.5%	10.9%	11.4%
Cutting Tools	1996	4.6%	5.0%	5.4%
Hydraulics & Pneumatics	1996	6.1%	6.1%	6.3%
Material Handling	1996	6.4%	6.8%	7.0%
Janitorial Supplies	1996	4.7%	3.5%	3.6%
Electrical Supplies	1997	3.3%	3.2%	2.9%
Welding Supplies	1997	3.4%	3.3%	3.1%
Safety Supplies	1999	5.0%	4.8%	4.8%
Metals	2001	0.6%	0.5%	0.3%
Direct Ship[2]	2004	1.5%	0.1%	—
Other		0.2%	0.2%	0.4%
		100%	100%	100%

[1] Fastener product line represents fasteners and miscellaneous supplies.

[2] Direct ship represents a cross section of products from the ten product lines. The items included here represent certain items with historically low margins which are shipped direct.

Threaded fasteners accounted for approximately 90% of the fastener product line sales in 2005, 2004, and 2003.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Impact of Current Initiatives— During 2005, Fastenal actively pursued several initiatives to improve its operational performance. These included: (1) a new freight model, (2) tactical changes to our working capital model, and (3) an expanded store model called CSP2.

The freight model represents a focused effort to haul a higher percentage of our products utilizing the Fastenal trucking network, which operates at a substantial savings to external service providers because of our ability to leverage our existing routes, and to charge freight more consistently in our various operating units. This initiative positively impacted the latter two-thirds of 2005, despite the fact we experienced an increase of approximately 31.7% in per gallon diesel fuel costs versus the same period in 2004.

The tactical changes to our working capital model include the establishment of a central call center for accounts receivable collection and the establishment of financial business rules for the purchasing of products outside the standard stocking model (formerly referred to as CSP) at the store. The balance sheet impacts of these changes are described later in the working capital discussion.

The CSP2 store model represents an expansion of the core stocking items and sales personnel in an existing store with the goal of driving additional product sales to existing customers, target customers, and specific geographic areas within established markets. During the third and fourth quarters of 2005, 30 stores were converted to the CSP2 format. The balance sheet impacts of these conversions are described later in the working capital discussion.

Impact of Hurricanes and Fuel Prices during the year— During the third quarter of 2005, two hurricanes (Katrina and Rita) dramatically impacted the Gulf Coast of North America. The first of these two hurricanes had a meaningful impact on Fastenal. This includes: (1) dislocated employees (thankfully, we lost no employees), (2) the complete destruction of four stores, (3) a meaningful impact to another eleven stores due to wind damage, water damage, power outages, or communication failures, and (4) a lesser impact to approximately fifteen additional stores due to storms that were spawned by the hurricane. In the aftermath of the hurricanes, we assisted our dislocated employees with temporary housing, vehicles, food, and clothing; this thanks to gifts from Fastenal, shareholders, employees, and vendors (domestic and foreign). Despite the impact to Fastenal, we were able to react to the needs of our customers and experienced an increase over planned sales of approximately $4.0 in this geographic area during September. While much of this business was at a lower gross margin, it helped supplement the pay of our personnel impacted most by the hurricane.

Rising fuel prices did affect our vehicle fleet in 2005. Our fleet consists of a variety of distribution vehicles and store delivery vehicles. During 2005, vehicle fuel costs averaged approximately $1.2, $1.5, $1.7, and $1.8 per month in the first, second, third, and fourth quarters, respectively. During 2004, vehicle fuel costs averaged approximately $0.9, $1.0, $1.1, and $1.3 per month in the first, second, third, and fourth quarters, respectively. These increases relate to the rising fuel costs, the freight initiative discussed earlier, and to the increase in sales and store locations. The increases were greatly reduced during the third and fourth quarters by a very effective conservation effort by our store personnel. Related increases in heating costs did impact the fourth quarter of 2005, but were not as extreme due to the mild temperatures in much of North America during November and December.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Gross Profit Margins— Gross profit as a percent of net sales was as follows:

2005	49.8%
2004	49.7%
2003	48.5%

Reclassification note: Historically, we have included certain of our internal trucking costs in operating and administrative expenses. These costs include items such as driver pay, truck depreciation, and the cost of our transfer stations and transfer trucks. Historically, we felt this classification was appropriate for a distribution business; however, we now believe our distribution operation has many characteristics of an outside trucking firm. Our costs associated with outside trucking, such as small parcel and less-than-truckload (or LTL) shipping have historically been included in cost of sales. We have reclassified the distribution expenses discussed above from operating and administrative expenses to costs of sales as we believe it provides a more accurate presentation for the readers of our financial statements; and have also reclassified the 2004 and 2003 presentation to consistently reflect the new classification. This reclassification lowered the gross profit margins and the operating and administrative expense percentages above by 0.8% points, 0.7% points, and 0.7% points in the years ended 2005, 2004, and 2003, respectively.

Gross profit margins for the twelve months of 2005 and 2004 were similar. The gross margin in 2005 was reduced by the greater inflation cost in steel-based products flowing through cost of sales. This impact was expected, and reflects product costs in the last three to six month 'turn period' of inventory in a 'first-in, first-out' inventory costing model. This impact was more than offset by an improvement in the gross profit associated with net freight revenue since May 2005 and a reduction in outside freight costs in the fourth quarter of 2005 due to the freight initiatives discussed earlier.

The improvement in the gross profit margin in 2004 from 2003 resulted from several factors including (1) rising steel prices; (2) the strength of our fastener products in the improving economy, our product line with highest gross profit margin percentage; (3) vendor incentive programs, including vendor freight allowances, early payment discounts, and rebates; and (4) improvements in freight costs, primarily inbound.

Operating and Administrative Expenses— Operating and administrative expenses as a percent of net sales were as follows:

2005	32.2%
2004	32.9%
2003	34.8%

Operating and administrative expenses grew at a slower rate than net sales growth during 2005 and 2004. This was primarily due to the tight management of employee numbers throughout the organization. See reclassification note under gross profit margins discussed earlier.

Payroll and related costs represent approximately 68%, 69%, and 69% of operating and administrative expenses in 2005, 2004, and 2003, respectively. In 2005 and 2004, payroll and related costs increased at a rate which was less than the rate of increase in net sales. Effective management of this expense allows us to leverage the sales growth more effectively. This tight management was significant, given the store expansion (discussed elsewhere). We will continue to manage headcount in a similar fashion and expect to maintain most of the labor efficiency. We were pleased with our organization's ability to manage operating and administrative expenses in 2005, while also contributing approximately $2.5 to our annual profit sharing contribution for our employees' 401(k) plan (RRSP in Canada). This contribution was a new program introduced in 2005.

The changes in payroll and related costs were due to the following increases (decreases) in the average number of employees:

	2005	2004	2003
Sales personnel	16.2%	13.8%	1.6%
Support personnel	19.2%	21.2%	(13.2%)

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

The 2005 and 2004 increase in the average number of support people was due to an increase in the overall store count and increasing sales growth. The 2003 drop in the average number of support employees was amplified by two events: (1) the sale of the DIY Business, which resulted in a drop of approximately 194 employees (or 8.0%) and (2) tight management of employee head count.

In 2005, 2004, and 2003, the rate of increase in occupancy costs was greater than the rate of increase in net sales. Occupancy costs increased due to (1) a 14.5%, 16.7% and 12.4% increase in the number of store locations in 2005, 2004, and 2003, respectively, and (2) the upgrade of store locations in connection with the store upgrade initiative (formerly referred to as CSP).

The loss on sale of property and equipment in all years came primarily from the sale of used vehicles.

Net earnings—Net earnings, growth rates in net earnings, and net earnings per share (EPS), were as follows:

	2005	2004	2003
Net earnings	$166.8	131.0	84.1
Percentage change	27.4%	55.7%	11.4%
Basic EPS	$1.10	0.86	0.56
Diluted EPS	$1.10	0.86	0.56

During 2005 and 2004, the net earnings growth rate was greater than that of net sales primarily because of the earlier mentioned impact of payroll and related costs, and, in the case of 2005 and 2004, the improvements in gross profit margins.

Working Capital— Two components of working capital, accounts receivable and inventories, improved during 2005. The annual rate of growth and dollar increase were as follows at December 31, 2005 and 2004:

Annual growth rate	2005	2004
Accounts receivable	13.0%	26.2%
Inventories	17.6%	32.0%

Dollar growth rate	2005	2004
Accounts receivable	$ 21.1	33.7
Inventories	$ 54.2	74.4

These two assets were impacted by our initiatives to improve working capital. These initiatives include (1) the establishment of a centralized call center to facilitate accounts receivable management (this facility became operational early in 2005) and (2) the tight management of all inventory amounts not identified as either planned store inventory (see earlier reference regarding CSP), new expanded inventory, or inventory necessary for upcoming store openings.

The accounts receivable increase of 13.0% represents a meaningful lag behind the 23.0% and 20.6% sales increase in 2005 and the fourth quarter 2005, respectively. We are pleased with the improvements in accounts receivable in 2005, and with the related reduction in bad debt expense when compared to 2004.

The inventory increase for the twelve months of 2005 was higher than our goal of 15%. The $16.0 of additional inventory for store openings and store conversions was expected. However, during 2005 we also added inventory related to the CSP2 initiative. This item amounted to approximately $3.5.

Overall, our initiatives are having a positive impact on accounts receivable and inventory. Our 2005 goals centered on our ability to move the ratio of annual sales to accounts receivable and inventory (Annual Sales : AR&I) back to better than a 3.0:1 ratio (on December 31, 2005 and 2004 we had a ratio of 2.8:1 and 2.6:1, respectively). Historically, we have been able to achieve a 20% after tax return on total assets (our internal goal) when our Annual Sales : AR&I ratio is at or above 3.0:1.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Stock Repurchase— In April 2005, the Company issued a press release announcing the Board of Directors had authorized purchases by the Company of up to 760,000 shares of its Common Stock. The Company purchased 700,000 shares of its outstanding stock at approximately $26.75 per share in late April 2005.

Effects of Inflation— Price inflation related to certain products positively impacted net sales in 2004 and, to a lesser degree, in 2005. Price deflation related to certain products negatively impacted net sales in 2003.

Critical Accounting Policies— The Company's estimates related to certain assets and liabilities are an integral part of the consolidated financial statements. These estimates are considered critical because they require subjective and complex judgments.

Allowance for doubtful accounts – This reserve is for accounts receivable balances that are potentially uncollectible. The reserve is based on (1) an analysis of customer accounts and (2) the Company's historical experience with accounts receivable write-offs. The analysis includes the aging of accounts receivable, the financial condition of a customer or industry, and general economic conditions. Historically, results have reflected the reserves previously recorded. Management believes the results could be materially different if historical trends do not reflect actual results or if economic conditions worsened for the Company's customers.

Inventory reserve – This reserve is for potentially obsolete inventory and shrinkage. The reserve is based on an analysis of inventory trends. The analysis includes inventory levels, sales information, physical inventory counts, cycle count adjustments, and the on-hand quantities relative to the sales history for the product. Historically, results have reflected the reserves previously recorded. Management believes the results could be materially different if historical trends do not reflect actual results.

Health insurance reserve – This reserve is for incurred but not reported and reported and unpaid health claims. The reserve is based on an analysis of external data related to the Company's historical claim reporting trends. Historically, results have reflected the reserves previously recorded. Management believes the results could be materially different if historical trends do not reflect actual results.

General insurance reserve – This reserve is for general claims related to worker's compensation, property and casualty losses, and other self-insured losses. The reserve is based on an analysis of external data related to the Company's historical general claim trends. Management believes the results could be materially different if historical trends do not reflect actual results.

Liquidity and Capital Resources

Net cash provided by operating activities was:

2005	$ 121.9
2004	$ 57.4
2003	$ 90.6

The 2005 increase in net cash provided by operating activities was primarily due to the impact of improvements in working capital management in both accounts receivable and inventory (discussed previously). The 2004 decrease in net cash provided by operating activities was primarily due to the increase in inventories.

The percentage mix of inventory stocked at the store versus the distribution center (DC) locations was as follows on December 31:

	2005	**2004**	**2003**
Store	65%	64%	67%
DC	35%	36%	33%
Total	100%	100%	100%

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

New stores open with the standard store model which consists of a core stocking level of approximately $62 thousand per location. This inventory level will grow as the level of business in a store grows. The Company operated 30 stores under its Customer Service Project 2 (CSP2) format on December 31, 2005. This model consists of a core stocking mode of $120 thousand per location, plus inventory necessary to support specific customer needs.

Net cash used in investing activities was:

2005	$ 33.6
2004	$ 43.5
2003	$ 39.7

The 2005 decrease is primarily due to a decrease in marketable securities of $22.2 offset by an increase in property and equipment expenditures of approximately $13.2. The 2004 increase in net cash used in investing activities resulted primarily from the increase in purchases of capital equipment and the reduction in marketable securities.

The Company had future commitments for leased facilities and for leased vehicles at December 31, 2005. The Company had $9.7 of long-term debt related to an Industrial Revenue Bond (IRB) at December 31, 2005 and 2004. The future contractual cash obligations related to the commitments are as follows:

	Total	**2006**	**2007 & 2008**	**2009 & 2010**	**After 2010**
Facilities	138.1	46.6	67.1	24.4	—
Vehicles	19.8	12.6	7.2	—	—
IRB	9.7	—	—	—	9.7
Total	167.6	59.2	74.3	24.4	9.7

Property and equipment expenditures in 2005 consisted of: (1) the purchase of software and hardware for Fastenal's information processing systems, (2) the addition of certain pickup trucks, (3) the purchase of signage, shelving, and other fixed assets related to store openings and conversion of existing stores to the expected inventory stocking model (formerly referred to as CSP) or to the CSP2 stocking model, (4) the addition of manufacturing and warehouse equipment, (5) the expansion or improvement of certain owned or leased store properties, (6) the expansion of Fastenal's distribution/trucking fleet, and (7) a building for a distribution center in Modesto, California. Disposals of property and equipment consist of the planned disposition of certain pickup trucks, semi-tractors, and trailers in the normal course of business; and the disposal of the real estate relating to several store locations.

The Company declared a semi-annual dividend of $.20 per share on January 19, 2006. The Company paid an annual dividend per share of $.31, $.20, and $.105 in 2005, 2004, and 2003, respectively.

The Company expects to incur approximately $70 in total capital expenditures in 2006, consisting of approximately $24 for manufacturing, warehouse and packaging equipment and facilities, $12 for shelving and related supplies for the Company's CSP and CSP2 implementation, $12 for data processing equipment, $10 for store buildings and improvement to store buildings, and $12 for vehicles. The Company has expanded the number of owned store locations over the last several years, and expects to purchase additional locations in the future. As of December 31, 2005, the Company had no material outstanding commitments for capital expenditures.

Management anticipates funding its current expansion plans with cash generated from operations, from available cash and cash equivalents, and, to a lesser degree, from its borrowing capacity. In addition to opening new sites in the United States, the Company plans to continue opening additional store locations in its foreign markets.

Market Risk Management

The Company is exposed to certain market risks from changes in interest rates and foreign currency exchange rates. Changes in these factors cause fluctuations in the Company's earnings and cash flows. The Company evaluates and manages exposure to these market risks as follows:

(1) Foreign Currency Exchange Rates – Foreign currency fluctuations can affect the Company's net investments and earnings denominated in foreign currencies. The Company's primary exchange rate exposure is with the Canadian dollar against the United States dollar. The Company's estimated net earnings exposure for foreign currency exchange rates was not material at December 31, 2005.

(2) Commodities – The Company buys and sells various types of steel products which consist primarily of different types of threaded fasteners. During the last decade, there has been nominal movement in overall product pricing, with some deflation occurring in the wake of the economic crisis of the Far East markets that occurred in the late 1990's. This trend reversed to inflation in late 2003 and early 2004. Fluctuations in pricing of certain commodities like steel can affect the Company's cost structure and pricing. The Company is exposed to the impact of commodity steel pricing and its related ability to pass through the impacts to its end customers.

Geographic Information

Information regarding the Company's revenues, long-lived assets, and deferred tax assets by geographic area is set forth in note 10 to the Notes to Consolidated Financial Statements. Risks related to the Company's foreign operations are described under "Certain Risks and Uncertainties" below.

Certain Risks and Uncertainties

Certain statements in this Annual Report, in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made by or with approval of the Company's executive officers constitute or will constitute "forward-looking statements" under the Reform Act. The following factors are among those that could cause the Company's actual results to differ materially from those predicted in such forward-looking statements: (i) an upturn or downturn in the economy could impact sales at existing stores, the rates of new store openings, additions of new employees, the time it typically takes a new store to achieve profitability, and the conversion of stores to the CSP2 format, (ii) an upturn or downturn in the economy, a change in product mix, a change in inbound inventory costs, a change in the ability to increase selling prices in response to increased inventory costs, and a change in inventory buying patterns could impact gross margins, (iii) a change, from that projected, in the number of markets able to support future store sites could impact the rates of new store openings and additions of new employees, (iv) the ability of the Company to develop product expertise at the store level, to identify future products and product lines that complement existing products and product lines, to transport and store certain hazardous products and to otherwise integrate new products and product lines into the Company's existing stores and distribution network could impact sales and margins, (v) increases or decreases in fuel and utility costs could impact distribution and occupancy expenses of the Company, (vi) the ability of the Company to successfully attract and retain qualified personnel to staff the

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Company's stores could impact sales at existing stores and the rate of new store openings, (vii) changes in governmental regulations related to product quality or product source traceability could impact the cost to the Company of regulatory compliance, (viii) inclement weather could impact the Company's distribution network, (ix) foreign currency fluctuations, changes in trade relations, or fluctuations in the relative strength of foreign economies could impact the ability of the Company to procure products overseas at competitive prices and the Company's foreign sales, (x) changes in the rate of new store openings could impact expenditures for computers and other capital equipment, (xi) changes in the stocking and buying patterns related to product, both domestic and imported, could result in the Company being unable to reduce its distribution center inventories to the extent anticipated and the Company failing to achieve inventory turns in the future similar to those before the CSP initiative began and have a negative impact on cash flows from investing activities, (xii) actions of competitors, suppliers, and customers could impact the Company's ability to raise prices, (xiii) disruption related to the CSP2 implementation could cause expenses and investments to increase, which in turn could cause the Company to reevaluate implementation of the project, (xiv) a change in the economy from that currently being experienced, a change in buying patterns, a change in forecast or a change in vendor production lead times could cause working capital (including inventory) to change from expected amounts, (xv) changes in accounts receivable collections, (xvi) changes in the number of markets served by sales specialists, and (xvii) a change in the number of markets able to support future store sites could change the management of headcount, which in turn, together with changes in sales growth and store openings, could impact labor efficiency.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, *Share-Based Compensation,* which supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a release announcing the adoption of a new rule delaying the required implementation of SFAS No. 123R. Under this new rule, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements. We are currently evaluating the provisions of SFAS No. 123R and will adopt it in the first quarter of 2006, as required. The estimated impact is limited to the first two quarters of 2006, as all outstanding options vest on June 1, 2006. The expensing of options will add approximately $136 thousand and $95 thousand of compensation expense to our first and second quarters, respectively.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets.* SFAS No. 153 is an amendment to APB Opinion No. 29, *Accounting for Nonmonetary Transactions.* SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted the provisions of SFAS No. 153 on July 1, 2005. The adoption of this Statement did not have a material impact on our 2005 consolidated results of operations or financial condition.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS Statement No. 143* (FIN No. 47). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement are conditional on a future event. We adopted the provisions of FIN No. 47 on November 1, 2005. The adoption of this Interpretation did not have a material impact on our 2005 consolidated results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Correction Replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes* (Opinion 20), and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are required to adopt the provision of SFAS No. 154 as of June 1, 2006, although earlier adoption is permitted. We are currently evaluating the provisions of SFAS No. 154.

Consolidated Balance Sheets

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 56,204	33,503
Marketable securities	669	5,496
Trade accounts receivable net of allowance for doubtful accounts of $3,875 and $5,181, respectively	183,556	162,500
Inventories	361,561	307,333
Deferred income tax asset	9,925	6,494
Other current assets	37,093	27,868
Total current assets	649,008	543,194
Marketable securities	13,228	35,468
Property and equipment, less accumulated depreciation	224,448	193,446
Other assets, net	3,351	3,254
Total assets	$ 890,035	775,362
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 38,572	39,276
Accrued expenses	50,258	36,761
Income taxes payable	2,708	274
Total current liabilities	91,538	76,311
Deferred income tax liability	14,948	14,682
Stockholders' equity:		
Preferred stock, 5,000 shares authorized	—	—
Common stock, 200,000 shares authorized 151,055 and 151,755 shares issued, respectively	1,511	1,518
Additional paid-in capital	—	12,934
Retained earnings	776,598	662,517
Accumulated other comprehensive income	5,440	7,400
Total stockholders' equity	783,549	684,369
Commitments (notes 5, 8, and 9)		
Total liabilities and stockholders' equity	$ 890,035	775,362

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Earnings

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	2005	2004	2003
Net sales	$ 1,523,333	1,238,492	994,928
Cost of sales	765,230	622,606	512,825
Gross profit	758,103	615,886	482,103
Operating and administrative expenses	489,792	408,077	346,649
Loss on sale of property and equipment	447	652	317
Operating income	267,864	207,157	135,137
Interest income	1,192	1,179	1,199
Earnings before income taxes	269,056	208,336	136,336
Income tax expense	102,242	77,347	52,216
Net earnings	$ 166,814	130,989	84,120
Basic and diluted earnings per share	$ 1.10	.86	.56
Basic-weighted average shares outstanding	151,270	151,755	151,755
Diluted-weighted average shares outstanding	151,508	151,972	151,785

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

2005 | Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balances as of December 31, 2002	151,755	$ 1,518	6,713	493,693	(2,053)	499,871
Dividends paid in cash	—	—	—	(15,935)	—	(15,935)
Tax benefit from exercise of stock options	—	—	1,973	—	—	1,973
Net earnings for the year	—	—	—	84,120	—	84,120
Translation adjustment	—	—	—	—	6,711	6,711
Total comprehensive income						90,831
Balances as of December 31, 2003	151,755	$ 1,518	8,686	561,878	4,658	576,740
Dividends paid in cash	—	—	—	(30,350)	—	(30,350)
Tax benefit from exercise of stock options	—	—	4,248	—	—	4,248
Net earnings for the year	—	—	—	130,989	—	130,989
Change in marketable securities	—	—	—	—	63	63
Translation adjustment	—	—	—	—	2,679	2,679
Total comprehensive income						133,731
Balances as of December 31, 2004	151,755	$ 1,518	12,934	662,517	7,400	684,369
Dividends paid in cash	—	—	—	(46,935)	—	(46,935)
Purchase of common stock	(700)	(7)	(12,934)	(5,798)	—	(18,739)
Net earnings for the year	—	—	—	166,814	—	166,814
Change in marketable securities	—	—	—	—	(279)	(279)
Translation adjustment (net of tax effect of $3,572)	—	—	—	—	(1,681)	(1,681)
Total comprehensive income						164,854
Balances as of December 31, 2005	151,055	$ 1,511	—	776,598	5,440	783,549

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

2005 | *Consolidated Statements of Cash Flows*

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	2005	*2004*	*2003*
Cash flows from operating activities:			
Net earnings	$166,814	130,989	84,120
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation of property and equipment	29,006	23,643	20,444
Loss on sale of property and equipment	447	652	317
Bad debt expense	5,933	6,931	5,857
Deferred income taxes	(3,165)	(1,520)	3,503
Tax benefit from exercise of stock options	—	4,248	1,973
Amortization of non-compete agreement	67	67	67
Changes in operating assets and liabilities:			
Trade accounts receivable	(26,989)	(40,675)	(29,060)
Inventories	(54,228)	(74,449)	(15,622)
Other current assets	(9,225)	(9,090)	205
Accounts payable	(704)	(848)	14,341
Accrued expenses	13,497	14,612	(3,508)
Income taxes, net	2,434	338	1,774
Other	(1,975)	2,539	6,212
Net cash provided by operating activities	121,912	57,437	90,623
Cash flows from investing activities:			
Purchase of property and equipment	(65,910)	(52,687)	(50,246)
Proceeds from sale of property and equipment	5,455	4,499	4,184
Proceeds of Industrial Revenue Bond	—	3,200	—
Purchase of Industrial Revenue Bond	—	(3,200)	—
Net decrease in marketable securities	27,067	4,903	6,535
Increase in other assets	(164)	(252)	(206)
Net cash used in investing activities	(33,552)	(43,537)	(39,733)
Cash flows from financing activities:			
Purchase of common stock	(18,739)	—	—
Payment of dividends	(46,935)	(30,350)	(15,935)
Net cash used in financing activities	(65,674)	(30,350)	(15,935)
Effect of exchange rate changes on cash	15	203	499
Net increase (decrease) in cash and cash equivalents	22,701	(16,247)	35,454
Cash and cash equivalents at beginning of year	33,503	49,750	14,296
Cash and cash equivalents at end of year	$ 56,204	33,503	49,750
Supplemental disclosure of cash flow information:			
Cash paid during each year for income taxes	$106,545	74,281	50,442

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Fastenal Company and its wholly-owned subsidiaries (collectively referred to as the Company). All material intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts from prior years' financial statements have been reclassified to conform to the current year presentation.

Revenue Recognition and Accounts Receivable

Net sales include products, services, and freight and handling costs billed; net of any related sales incentives paid to customers and net of an estimate for product returns. The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable, and collectibility is probable. These criteria are met at the time the product is shipped to, or picked up by, the customer. The Company recognizes billings for freight and handling charges at the time the products are shipped to, or picked up by, the customer. The Company recognizes services at the time the service is provided to the customer. The Company estimates product returns based on historical return rates. Accounts receivable are stated at their estimated net realizable value. The allowance for doubtful accounts is based on an analysis of customer accounts and the Company's historical experience with accounts receivable write-offs.

Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value.

Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly-liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories, consisting of merchandise held for resale, are stated at the lower of cost (first in, first out method) or market.

Marketable Securities

Marketable securities as of December 31, 2005 and 2004 consist of debt securities. The Company classifies its debt securities as available-for-sale. Available-for-sale securities are recorded at fair value based on current market value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings, but are included in comprehensive income, and are reported as a separate component of stockholders' equity until realized, provided that a decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Property and Equipment

Property and equipment are stated at cost. Depreciation on buildings and equipment is provided for using the straight-line method over the anticipated economic useful lives of the related property.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Summary of Significant Accounting Policies, continued

Leases

The Company leases space under non-cancelable operating leases for its California, Utah, and Washington distribution centers, and certain store sites with initial terms of one to 60 months. Most store sites have initial lease terms of 36 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements on operating leases are amortized over a 36-month period. The Company leases certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a 72-month term and include an early buy out clause, which the Company generally exercises, thereby giving the leases an effective term of 12-15 months.

Other Assets and Long-Lived Assets

Other assets consist of prepaid security deposits, goodwill and a non-compete agreement.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Net goodwill was $1,400 in all three years. The non-compete is amortized on a straight-line basis over 15 years. Net non-compete was $491, $558, and $625 on December 31, 2005, 2004, and 2003, respectively. Total non-compete amortization costs were $67 per year in 2005, 2004, and 2003.

Goodwill and other tangible and identifiable intangible long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or on an annual basis if no event or change occurs, to determine that the unamortized balances are recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, and, in the case of goodwill, by also looking at an adverse change in legal factors or the business climate, a transition to a new product or services strategy, a significant change in the customer base, and/or a realization of failed marketing efforts. If the asset is deemed to be impaired, the amount of impairment is charged to earnings as a part of operating and administrative expenses in the current period. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Accounting Estimates

The preparation of financial statements in conformity with the United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Insurance Reserves

The Company is self-insured for certain losses relating to medical, worker's compensation, and other casualty losses. Specific stop loss coverage is provided for catastrophic claims in order to limit exposure to significant claims. Losses and claims are charged to operations when it is probable a loss has been incurred and the amount can be reasonably estimated. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Product Warranties

The Company offers a basic limited warranty for certain of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company typically recoups these costs through product warranties it holds with its original equipment manufacturers. The Company's warranty expense has historically been minimal.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Summary of Significant Accounting Policies, continued

Stockholders' Equity and Stock-Based Compensation
During the three-year period ended December 31, 2005, the Company had two stock option employee compensation plans. Certain employees of the Company have been granted options to purchase Common Stock of the Company under either the Fastenal Company Stock Option Plan (Fastenal Option Plan) or the Robert A. Kierlin Stock Option Plan (RAK Option Plan). The Fastenal Option Plan was approved by the shareholders of the Company in April 2003. The Company granted options under the Fastenal Option Plan in May 2003. The RAK Option Plan was sponsored by one of the Company's founders, Robert A. Kierlin, and did not involve a commitment by the Company. Mr. Kierlin granted options under the RAK Option Plan in 2002, 2001, and 2000. All options granted by Mr. Kierlin under the RAK Option Plan not previously exercised have expired, and Mr. Kierlin has indicated that he does not intend to grant any additional options under the RAK Option Plan in the future.

The Company accounts for both the RAK Option Plan and the Fastenal Option Plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. SFAS No. 148 amends the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation.*

No stock-based employee compensation cost is reflected in net income as all options to purchase Common Stock of the Company granted under these two plans had an exercise price equal to, or greater than, the market value of the underlying Common Stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 for all awards:

	2005	2004	2003
Net earnings, as reported	$ 166,814	130,989	84,120
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	560	891	1,754
Pro forma net earnings	$ 166,254	130,098	82,366
Basic earnings per share	$ 1.10	.86	.56
Diluted earnings per share	$ 1.10	.86	.56
Pro forma basic earnings per share	$ 1.10	.86	.54
Pro forma diluted earnings per share	$ 1.10	.86	.54

The fair value of each stock option is estimated as of the grant date using the Black-Scholes option-pricing model. The assumptions used and the estimated fair values are as follows:

Year of grant	Risk-free interest rate	Expected life of option in years	Expected dividend yield	Expected stock volatility	Estimated fair value of stock option
2003	4.5%	3.42	0.2%	30.33%	$3.78
2002	4.5%	2.66	0.2%	27.03%	$3.33
2001	5.0%	2.75	0.2%	37.66%	$4.04
2000	6.0%	2.75	0.2%	42.29%	$2.89

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, *Reporting Comprehensive Income*, which establishes standards for the reporting of comprehensive income and its components. The components of comprehensive income are as follows:

	2005	2004	2003
Net earnings, as reported	$ 166,814	130,989	84,120
Change in marketable securities	(279)	63	—
Translation adjustment	(1,681)	2,679	6,711
Comprehensive income	$ 164,854	133,731	90,831

Earnings Per Share

Basic net earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of Common Stock outstanding during the year. Diluted net earnings per share is similar to basic net earnings per share except that the weighted average number of shares of Common Stock outstanding plus the assumed issuance of contingent shares is increased to include the number of additional shares of Common Stock that would have been outstanding assuming the issuance of all potentially dilutive shares, such as Common Stock to be issued upon exercise of options. The following table presents a reconciliation of the denominators used in the computation of basic and diluted earnings per share related to the Fastenal Option Plan:

	2005	2004	2003
Basic—weighted shares outstanding	151,270	151,755	151,755
Weighted shares assumed upon exercise of stock options	238	217	30
Diluted—weighted shares outstanding	151,508	151,972	151,785

Segment Reporting

The Company has reviewed SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, and determined the Company meets the aggregation criteria outlined as the various operations of the Company have similar (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Therefore the Company reports as a single business segment.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

2 Investments

Available-for-sale securities at December 31 consist of the following:

2005:		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal mortgage backed security	$	10,000	—	(279)	9,721
State and municipal bonds		3,644	—	—	3,644
Corporate bonds		—	—	—	—
Certificates of deposit or money market		532	—	—	532
Total available-for-sale securities	$	14,176	—	(279)	13,897

2004:		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal mortgage backed security	$	10,000	—	(120)	9,880
State and municipal bonds		14,901	80	—	14,981
Corporate bonds		13,034	104	—	13,138
Certificates of deposit or money market		2,966	—	(1)	2,965
Total available-for-sale securities	$	40,901	184	(121)	40,964

The Company recorded gains related to the Company's available-for-sale securities. These gains were immaterial in 2005, 2004, and 2003. Gains and losses from the sale of investments are calculated based on the specific identification method.

Maturities of the Company's available-for-sale securities at December 31, 2005 consist of the following:

		Less than 12 months		Greater than 12 months	
		Amortized Cost	Fair Value	Amortized Cost	Fair Value
Federal mortgage backed security	$	—	—	10,000	9,721
State and municipal bonds		137	137	3,507	3,507
Certificates of deposit or money market		532	532	—	—
Total available-for-sale securities	$	669	669	13,507	13,228

3 Property and Equipment

Property and equipment as of December 31 consists of the following:

	Depreciable life in years		2005	2004
Land	—	$	19,649	15,968
Buildings and improvements	31 to 39		106,393	83,628
Equipment and shelving	3 to 10		191,013	171,068
Transportation equipment	3 to 5		26,355	18,995
Construction in progress	—		13,916	21,865
			357,326	311,524
Less accumulated depreciation			(132,878)	(118,078)
Net property and equipment		$	224,448	193,446

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

4 Accrued Expenses

Accrued expenses as of December 31 consist of the following:

	2005	2004
Payroll and related taxes	$ 10,876	9,385
Bonuses and commissions	8,485	7,350
Profit sharing contribution	2,532	—
Insurance	12,533	6,468
Sales and real estate taxes	5,350	4,266
Vehicle loss reserve and deferred rebates	5,113	5,128
Other	5,369	4,164
	$ 50,258	36,761

5 Stockholders' Equity

Preferred Stock has a par value of $.01 per share. There were 5,000 shares authorized and no shares issued as of December 31, 2005 and 2004. Common Stock has a par value of $.01 per share. There were 200,000 shares authorized and 151,055 shares issued and outstanding as of December 31, 2005 and 200,000 shares authorized and 151,755 shares issued and outstanding as of 2004.

Dividends

On January 19, 2006, the Company's board of directors declared a semi-annual dividend of $.20 per share of Common Stock to be paid in cash on March 3, 2006 to shareholders of record at the close of business on February 20, 2006.

Stock Split

On October 11, 2005 the Company's board of directors approved a 2-for-1 stock split of the Company's outstanding common stock.

Stock Options

In 2003, options were granted, under the Fastenal Option Plan, to purchase shares of Common Stock. In 2002, 2001, and 2000, options were granted, under the RAK Option Plan, to purchase shares of Common Stock owned by one of the Company's founders, Robert A. Kierlin. The individuals eligible to receive options in all years included those employees with three or more years of service, or employed as a district manager or a store manager, on the last business day of December of the previous year. The options were granted with an exercise price equal to or greater than fair market value on the date of grant. The RAK Option Plan was sponsored by one of the Company's founders and does not involve a commitment by the Company.

Stock option activity under all plans is as follows:

Year of grant	Exercise price per share	Number of options granted	Options cancelled since grant	Options exercised	Year options vest[3]
2003[1]	$20.00	930	(284)	—	2006
2002[2]	$17.50	1,640	(616)	1,024	2004
2001[2]	$13.75	1,400	(478)	922	2003
2000[2]	$13.75	2,902	(776)	2,126	2002

[1] Granted by the Company under the Fastenal Option Plan.

[2] Granted by Robert A. Kierlin under the RAK Option Plan.

[3] The options vest during the year indicated. The participants have six months to exercise, or forfeit, the vested options. All unused vested options expire no later than December 31 of the vesting year.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

6 Retirement Savings Plan

The Fastenal Company and Subsidiaries 401(k) Plan covers all employees of the Company in the United States. The general purpose of this plan is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company contributed $2,532 to its employee's retirement accounts for 2005. Approximately $2,462 was contributed to the 401(k) plan with the balance to foreign employees. The Company made no contributions in 2004 or 2003.

7 Income Taxes

Earnings (losses) before income taxes were derived from the following sources:

	2005	2004	2003
Domestic	$ 273,145	204,045	134,567
Foreign	(4,089)	4,291	1,769
	$ 269,056	208,336	136,336

Components of income tax expense (benefit) are as follows:

2005:	Current	Deferred	Total
Federal	$ 94,323	(4,495)	89,828
State	12,992	(614)	12,378
Foreign	—	36	36
	$ 107,315	(5,073)	102,242

2004:	Current	Deferred	Total
Federal	$ 66,732	(463)	66,269
State	9,709	(118)	9,591
Foreign	1,959	(472)	1,487
	$ 78,400	(1,053)	77,347

2003:	Current	Deferred	Total
Federal	$ 41,767	3,004	44,771
State	6,313	454	6,767
Foreign	633	45	678
	$ 48,713	3,503	52,216

Income tax expense in the accompanying consolidated financial statements differs from the expected expense as follows:

	2005	2004	2003
Federal income tax expense at the "expected" rate of 35%	$ 94,170	72,918	47,718
Increase (decrease) attributed to:			
State income taxes, net of federal benefit	8,046	6,234	4,399
Resolution of state tax matters	—	(1,821)	—
Other, net	26	16	99
Total income tax expense	$ 102,242	77,347	52,216

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Income Taxes, continued

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31 are as follows:

	2005	2004
Deferred tax asset (liability):		
Inventory costing and valuation methods	$ 3,540	2,465
Allowance for doubtful accounts receivable	1,473	2,080
Insurance claims payable	4,077	1,975
Fixed assets	(13,263)	(15,156)
Promotions payable	861	—
Other, net	(1,711)	448
Net deferred tax liability	$ (5,023)	(8,188)

No valuation allowance for deferred tax assets was necessary as of December 31, 2005 and 2004. The character of the deferred tax assets is such that they can be realized through carryback to prior tax periods or offset against future taxable income.

During 2005, 2004, and 2003, $0, $4,248, and $1,973, respectively, were added to additional paid-in capital reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

8 Operating Leases

The Company leases space under non-cancelable operating leases for its California, Utah, and Washington distribution centers, and certain store sites with initial terms of one to 60 months. Most store sites have initial lease terms of 36 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements, with a net book value of $2,664 at December 31, 2005, on operating leases are amortized over a 36-month period. The Company leases certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a 72-month term and include an early buy out clause the Company generally exercises, thereby giving the leases an effective term of 12-15 months. Future minimum annual rentals for the leased facilities and the leased vehicles are as follows:

	Leased Facilities	Leased Vehicles	Total
2006	$ 46,636	12,561	59,197
2007	38,193	6,605	44,798
2008	28,861	650	29,511
2009	17,703	—	17,703
2010 and thereafter	6,728	—	6,728
	$ 138,121	19,816	157,937

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Operating Leases, continued

Rent expense under all operating leases is as follows:

	Leased Facilities	Leased Vehicles	Total
2005	$ 45,613	17,414	63,027
2004	$ 33,557	13,674	47,231
2003	$ 26,438	12,912	39,350

Certain operating leases for vehicles contain residual value guarantee provisions which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value at lease expiration, of the leases that contain residual value guarantees, is approximately $9,493. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote, except for a $2,098 loss on disposal reserve provided at December 31, 2005.

9 Commitments

During 2001, the Company completed the construction of a new building for its Kansas City warehouse, and completed an expansion of this warehouse in 2004. The Company was required to obtain financing for the construction and expansion of this facility under an Industrial Revenue Bond (IRB). The Company subsequently purchased 100% of the outstanding bonds under the IRB at par. In addition to purchasing the outstanding obligations, the Company has a right of offset included in the IRB debt agreement. Accordingly, the Company has netted the impact of the IRB in the accompanying consolidated financial statements. The outstanding balance of the IRB was $9,733 at December 31, 2005 and 2004.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

10 Geographic Information

The Company's revenues, long-lived assets, and deferred income tax asset relate to the following geographic areas:

Revenues	2005	2004	2003
United States	$ 1,427,605	1,173,422	949,925
Canada	76,783	52,546	36,695
Other foreign countries	18,945	12,524	8,308
	$ 1,523,333	1,238,492	994,928

Long-Lived Assets	2005	2004	2003
United States	$ 218,468	188,637	166,650
Canada	8,261	7,547	5,722
Other foreign countries	1,070	516	250
	$ 227,799	196,700	172,622

Deferred Income Tax Asset	2005	2004	2003
United States	$ 9,925	6,494	4,154
Canada	—	—	—
Other foreign countries	—	—	—
	$ 9,925	6,494	4,154

Accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Long-lived assets consist of property and equipment, location security deposits, goodwill, and other intangibles. Revenues are attributed to countries based on the location of the store from which the sale occurred. No single customer represents more than 10% of our consolidated net sales.

11 Sales by Product Line

The percentage of the Company's net sales by product line were as follows:

	Introduced	2005	2004	2003
Fasteners[1]	1967	53.7%	55.6%	54.8%
Tools	1993	10.5%	10.9%	11.4%
Cutting Tools	1996	4.6%	5.0%	5.4%
Hydraulics & Pneumatics	1996	6.1%	6.1%	6.3%
Material Handling	1996	6.4%	6.8%	7.0%
Janitorial Supplies	1996	4.7%	3.5%	3.6%
Electrical Supplies	1997	3.3%	3.2%	2.9%
Welding Supplies	1997	3.4%	3.3%	3.1%
Safety Supplies	1999	5.0%	4.8%	4.8%
Metals	2001	0.6%	0.5%	0.3%
Direct Ship[2]	2004	1.5%	0.1%	—
Other		0.2%	0.2%	0.4%
		100.0%	100.0%	100.0%

[1] Fastener product line represents fasteners and miscellaneous supplies.

[2] Direct Ship represents a cross section of products from the ten product lines. The items included here represent certain items with historically low margins which are shipped direct.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

12 New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, *Share-Based Compensation,* which supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a release announcing the adoption of a new rule delaying the required implementation of SFAS No. 123R. Under this new rule, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements. We are currently evaluating the provisions of SFAS No. 123R and will adopt it in the first quarter of 2006, as required. The estimated impact is limited to the first two quarters of 2006, as all outstanding options vest on June 1, 2006. The expensing of options will add approximately $136 thousand and $95 thousand of compensation expense to our first and second quarters, respectively.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets.* SFAS No. 153 is an amendment to APB Opinion No. 29, *Accounting for Nonmonetary Transactions.* SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted the provisions of SFAS No. 153 on July 1, 2005. The adoption of this Statement did not have a material impact on our 2005 consolidated results of operations or financial condition.

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS Statement No. 143* (FIN No. 47). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement are conditional on a future event. We adopted the provisions of FIN No. 47 on November 1, 2005. The adoption of this Interpretation did not have a material impact on our 2005 consolidated results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Correction Replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes* (Opinion 20), and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are required to adopt the provision of SFAS No. 154 as of June 1, 2006, although earlier adoption is permitted. We are currently evaluating the provisions of SFAS No. 154.

2005 | *Management Report on Internal Control over Financial Reporting*

The Board of Directors and Stockholders Fastenal Company:

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a15-(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2005. There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm that audited the financial statements in this Annual Report, has issued an attestation report on management's assessment of the effectiveness of our internal control over financial reporting, which report is included in this Annual Report.

Willard D. Oberton

Chief Executive Officer &
President

Daniel L. Florness

Executive Vice-President &
Chief Financial Officer

Winona, Minnesota
February 22, 2006

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

The Board of Directors and Stockholders Fastenal Company:

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fastenal Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fastenal Company's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

KPMG LLP

Minneapolis, Minnesota
February 22, 2006

2005 *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting*

The Board of Directors and Stockholders Fastenal Company:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Fastenal Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fastenal Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Fastenal Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Fastenal Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 22, 2006 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Minneapolis, Minnesota
February 22, 2006

(THIS PAGE INTENTIONALLY LEFT BLANK)

EXECUTIVE OFFICERS

Willard D. Oberton
Chief Executive Officer and President

Nicholas J. Lundquist
Executive Vice-President and
Chief Operating Officer

Daniel L. Florness
Executive Vice-President and
Chief Financial Officer

Steven L. Appelwick
Vice-President–Product Development,
Supply Chain, Global Procurement &
Trading

DIRECTORS

Robert A. Kierlin
Chairman of the Board
Minnesota State Senator
Former Chief Executive Officer and President
Fastenal Company

Michael J. Dolan
Self Employed Business Consultant,
Former Executive Vice-President and Chief
Operating Officer
The Smead Manufacturing Company
(document management company)

Michael M. Gostomski
President
Winona Heating & Ventilating Company
(sheet metal and roofing contractor)

Robert A. Hansen
Associate Professor of Marketing and Logistics Management,
Carlson School of Management, University of Minnesota

Henry K. McConnon
President
Wise Eyes, Inc.
(eyeglass retailer and wholesaler)

Willard D. Oberton

John D. Remick
President and Chief Executive Officer
Rochester Athletic Club, Inc.
(health club)

Stephen M. Slaggie
Retired
Former Secretary, Shareholder Relations
Director, and Insurance Risk Manager
Fastenal Company

Reyne K. Wisecup
Director of Employee Development
Fastenal Company

CORPORATE INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held at 10:00 a.m.,
Tuesday, April 18, 2006,
at Corporate Headquarters,
2001 Theurer Boulevard,
Winona, Minnesota

Corporate Headquarters
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978
Phone: (507) 454-5374
Fax: (507) 453-8049

Legal Counsel
Faegre & Benson LLP
Minneapolis, Minnesota

Streater & Murphy, PA
Winona, Minnesota

Form 10-K
A copy of the Company's 2005 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to shareholders upon written request to the Assistant Controller of the Company at the address listed on this page for the Company's corporate headquarters.

Copies of our latest press release, unaudited supplemental Company information and monthly sales information (beginning with October 2000 sales) are available at the Fastenal Company World Wide Web site at: ***www.fastenal.com***

Auditors
KPMG LLP
Minneapolis, Minnesota

Transfer Agent
Wells Fargo Bank, National Association
Minneapolis, Minnesota

FASTENAL®
INDUSTRIAL & CONSTRUCTION SUPPLIES

3M
CRAFTSMAN
BOSCH
norseman DRILL & TOOL
ITW Buildex
Weatherhead
NORTON
ARMSTRONG
LOCTITE
marson
RED HEAD CONCRETE ANCHORING SYSTEMS
PRIMARK TOOL GROUP
DEWALT
HUCK
Kimberly-Clark Professional
SIMONDS
ANVIL
CRC
CM
Intertape
ACME DISTRIBUTOR SALES







Growth Through Customer Service!


FASTENERS


Tools & Accessories

[redacted]

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2005,

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ____________________ to ____________________

Commission file number 0-16125

FASTENAL COMPANY

(Exact name of registrant as specified in its charter)

Minnesota (State or other jurisdiction of incorporation or organization)	**41-0948415** (I.R.S. Employer Identification No.)
2001 Theurer Boulevard Winona, Minnesota (Address of principal executive offices)	**55987-0978** (Zip Code)

(507) 454-5374
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated, filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant as of June 30, 2005, the last business day of the registrant's most recently completed second fiscal quarter, was $3,797,432,074, based on the closing sale price of the Common Stock on that date. For purposes of determining this number, all executive officers and directors of the registrant as of June 30, 2005 are considered to be affiliates of the registrant. This number is provided only for the purposes of this report on Form 10-K and does not represent an admission by either the registrant or any such person as to the status of such person.

As of February 1, 2006, the registrant had 151,054,752 shares of Common Stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2005 are incorporated by reference in Parts I and II. Portions of the registrant's Proxy Statement for the annual meeting of shareholders to be held April 18, 2006 are incorporated by reference in Part III.

FORWARD LOOKING STATEMENTS

This Form 10-K, including the sections in Part I hereof captioned "Item 1. Business – Development of the Business", "Item 1. Business – Products", "Item 1. Business – Manufacturing and Support Services Operations", and "Item 2. Properties", and the sections in Part II hereof captioned "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations", contains or incorporates by reference statements that are not historical in nature and that are intended to be, and are hereby identified as, "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the payment of dividends, the leveling off of sales growth and the variability of sales at older stores, management of headcount and retention of labor efficiency, capital expenditures, purchases of store locations, funding of expansion plans, the expansion of foreign operations, new store and distribution center openings, markets for new stores, the typical time period for new stores to achieve their first profitable month, introduction of new product lines, growth in manufacturing and support services, protection from economic downturns provided by the number or type of the Company's customers, and the expected leasing of new stores. A discussion of certain risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements are described later in this report under the heading entitled "Item 1A. Risk Factors." and is included in the registrant's Annual Report to Shareholders for the fiscal year ended December 31, 2005 in the section thereof captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations", which section has been incorporated in this Form 10-K by reference. The registrant assumes no obligation to update either such forward-looking statements or the discussion of such risks and uncertainties.

PRESENTATION OF DOLLAR AMOUNTS

All dollar amounts in this Form 10-K are presented in thousands, except for per share dollar amounts or unless otherwise noted.

PART I

ITEM 1. BUSINESS

Fastenal Company ["Fastenal Company" and, together with its wholly owned subsidiaries, Fastenal Company Services (this entity merged with Fastenal Company Purchasing during 2005), Fastenal Company Purchasing, Fastenal Company Leasing, Fastenal Canada Company, Fastenal Mexico S. de R.L. de C.V., Fastenal Mexico Services S. de R.L. de C.V., Fastenal Singapore P.T.E. Ltd., Fastenal Asia Pacific, Limited., FASTCO (Shanghai) Trading Co., Ltd., Fastenal IP Company, and Fastenal Europe, B.V., collectively, "the Company"] began as a partnership in 1967, and was incorporated under the laws of Minnesota in 1968. As of December 31, 2005, the Company had 1,755 store sites located in 50 states, Puerto Rico, Canada, Mexico, Singapore, China, and the Netherlands, and employed 6,392 people at these sites.

The Company sells industrial and construction supplies in a wholesale and retail fashion. As of December 31, 2005 these industrial and construction supplies were grouped into ten product lines described further below. The Company's Internet address for corporate and investor information is www.fastenal.com. The information contained on this web site or connected to the Company's web site is not incorporated by reference into this Annual Report on Form 10-K and should not be considered part of this report.

The Company operated twelve distribution centers in North America as of December 31, 2005 from which the Company distributes products to its store sites.

Development of the Business

Fastenal Company began in 1967 with a marketing strategy of supplying threaded fasteners to customers in small, medium-sized, and, in subsequent years, large cities. The Company believes its success can be attributed to its ability to offer its customers a full line of products at convenient locations and to the high quality of the Company's employees.

The Company opened its first store site in Winona, Minnesota, a city with a population of approximately 25,000. The following table shows the consolidated net sales for each year during the last ten years and the number of Company store sites at the end of each of the last ten years:

	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996
Net sales (in millions)	$1,523.3	1,238.5	994.9	905.4	818.3	755.6	618.2	511.2	404.2	292.3
Number of store sites at year end	1,755	1,533	1,314	1,169	1,025	897	807	764	642	483

As of December 31, 2005 and 2004, respectively, the Company operated store sites in:

Geographic location	2005	2004
United States	1,619	1,421
Puerto Rico	8	8
Canada	112	95
Mexico	12	7
Singapore	1	1
Netherlands	2	1
China	1	0
	1,755	1,533

The Company has closed only ten stores in its history; three of these locations were subsequently reopened when the expansion of the Company's product line or the expansion of the Company's distribution network improved the profitability of the locations.

The Company selects new locations for its stores based on their proximity to the Company's distribution network, population statistics, and employment data for manufacturing and construction. The Company intends to continue opening new store sites and currently expects the rate of new store openings to be approximately 13 to 18% per year (calculated on the ending number of stores in the previous year).

The Company stocks all new stores with an inventory drawn from all of its product lines. Subsequent to opening, the store personnel may supplement the inventory offering to customize the selection to the needs of its customer base.

The Company believes, based on the demographics of the marketplace in North America, that there is sufficient potential in this geographic area to support at least 3,500 total stores. Many of the new store sites would be in cities in which the Company currently operates. The Company has not operated outside of North America long enough to assess the market potential of those markets.

In addition to the stores discussed above, the Company also operates "in-plant" sites. An "in-plant" site is a selling unit located in or near a customer's facility that sells product solely to that customer. These sites are not included in the store count numbers as they represent a customer subset of a store.

The Company opened the following store sites in the last five years:

	2005	2004	2003	2002	2001
United States	198	198	140	136	120
Puerto Rico	—	1	—	1	1
Canada	17	16	9	7	4
Mexico	5	3	2	—	2
Singapore	—	—	—	—	1
Netherlands	1	1	—	—	—
China	1	—	—	—	—
Total openings	222	219	151	144	128

The Company plans to open additional store sites outside of the United States in the future. The store sites located outside the United States contributed approximately 6% of the Company's consolidated net sales in 2005 with approximately 83% of this amount attributable to our Canadian operations.

No assurance can be given that any of the expansion plans described above will be achieved, or that new stores, once opened, will be profitable.

It has been the Company's experience that near-term profitability has been adversely affected by the opening of new store sites, due to the related start-up costs and the time necessary to generate a customer base. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. As a result of this process, sales volume builds slowly and it typically requires nine to 12 months for a new store to achieve its first profitable month. Of the 74 stores opened in the first quarter of 2005, 26 were profitable in the fourth quarter of 2005.

For 2005, annual sales volumes of stores operating at least five years ranged between approximately $119 and $9,070, with 75% of these stores having annual sales volumes within the range of approximately $447 to $1,830. The data in the following table shows the growth in the average sales of the Company's stores from 2004 to 2005 based on the age of each store. The stores opened in 2005 contributed approximately $35,500 (or approximately 2.3%) of the Company's consolidated net sales in 2005, with the remainder coming from store sites opened prior to 2005.

Age of store site as of December 31, 2005	Year opened	Number of store sites in group as of December 31, 2005	Average sales 2004	Average sales 2005	Percent Change
0–1 year old	2005	222	$ —	$ 160[1]	— %
1–2 years old	2004	219	143[1]	515	—
2–3 years old	2003	151	430	578	34.5
3–4 years old	2002	143	551	646	17.2
4–5 years old	2001	128	708	840	18.6
5–6 years old	2000	89	659	735	11.5
6–7 years old	1999	44	764	899	17.7
7–8 years old	1998	120	864	1,004	16.2
8–9 years old	1997	157	885	1,018	15.1
9–10 years old	1996	107	951	1,055	10.9
10–11 years old	1995	60	989	1,068	8.0
11–12 years old	1994	62	917	1,074	17.1
12–16 years old	1990-1993	155	1,294	1,451	12.1
16+ years old	1967-1989	98	2,237	2,389	6.8

1 The average sales include sales of store sites open for less than the full fiscal year.

As of December 31, 2005, the Company operated distribution centers in or near Winona, Minnesota; Indianapolis, Indiana; Dallas, Texas; Atlanta, Georgia; Scranton, Pennsylvania; Fresno, California; Seattle, Washington; Akron, Ohio; Salt Lake City, Utah; Greensboro, North Carolina; Kansas City, Kansas; and Toronto, Ontario. Distribution centers are located so as to permit twice-a-week to five times-a-week deliveries to Company stores using Company trucks and overnight delivery by surface common carrier. Approximately 85% of the Company's stores receive five time-a-week delivery. As the number of stores increases, the Company intends to add new distribution centers.

The Company operates a central UNIX/terminal-based computer system allowing automatic data exchange between the stores and the distribution centers. The use of client/server technology allows the Company's network of UNIX-based machines to serve networked personal computers and workstations. During the last several years, the Company has been converting a portion of this central processing system to a new computer software and operating system and plans to convert additional modules during 2006. At the store level, the Company operates a proprietary point-of-sale system. This system operates on a Microsoft Windows operating system.

Trademarks and Service Marks

The Company conducts its business under various trademarks and service marks, including Fastenal® with various designs or tag lines, FAS-N-IT®, FNL®, Blackstone™, and FNL G9™. Although the Company does not believe its operations are substantially dependent upon any of its trademarks or service marks, the Company considers its 'Fastenal' name and other trademarks and service marks to be valuable to its business.

Products

The Company's original product offering was fasteners and other industrial and construction supplies, many of which are sold under the Fastenal® product name. This product line consists of two broad categories: threaded fasteners, such as bolts, nuts, screws, studs, and related washers; and miscellaneous supplies, such as paints, various pins and machinery keys, concrete anchors, batteries, sealants, metal framing systems, wire rope, strut, private-label stud anchors, rivets, and related accessories.

Threaded fasteners are used in most manufactured products and building projects, and in the maintenance and repair of machines and structures. Many aspects of the threaded fastener market are common to all cities; variations from city to city that do exist typically relate to the types of businesses operating in a market or to the environmental conditions in a market. Therefore, the Company opens each store with a broad selection of base stocks of inventory and then allows the local store and district leaders to tailor the additional inventory to the local market demand as it develops.

Threaded fasteners accounted for approximately 90% of the fastener product line sales in 2005, 2004, and 2003. Concrete anchors make up the largest portion of the miscellaneous supply items included in the Fastenal® product line. Most concrete anchors use threaded fasteners as part of the completed anchor assembly.

Since 1993, the Company added additional product lines. These product lines are sold through the same distribution channel as the original Fastenal® product line. The Company's product lines include the following:

Product line:	Year introduced	Approximate number of stock items	Private label product name
Fasteners	1967	271,000	Fastenal®
Tools and equipment	1993	98,000	FastTool
Cutting tools and abrasives	1996	87,000	SharpCut
Hydraulics, pneumatics, plumbing and HVAC	1996	43,000	Fastenal®
Material handling, storage, and packaging	1996	9,000	EquipRite
Janitorial supplies, chemical, and paints	1996	12,000	CleanChoice
Electrical supplies	1997	16,000	PowerPhase
Welding supplies[1]	1997	22,000	FastArc
Safety supplies	1999	15,000	Fastenal®
Metals, alloys, and materials	2001	8,000	Fastenal®

1 The Company does not sell welding gases.

The Company plans to add other product lines in the future.

Inventory Control

The Company determines its inventory stocking levels through its computer systems, its sales personnel at the store, district, and region levels, and its product managers. The data used for this determination is derived from sales activity from all of the Company's stores, from individual stores, and from geographic areas; it is also derived from vendor information and from customer demographic information. The computer system monitors the inventory level for all stock items and triggers replenishment, or prompts a buyer to purchase, as necessary, based on an established minimum-maximum level. All stores stock a base inventory and may expand beyond preset inventory levels as deemed appropriate by their district managers. Inventories in distribution centers are established from computerized data for the stores served by the respective centers.

Manufacturing and Support Services Operations

In 2005, approximately 95.1% of the Company's consolidated net sales were attributable to products manufactured by other companies to industry standards. The remaining 4.9% of the Company's consolidated net sales for 2005 related to products manufactured, modified or repaired by either the Company's Manufacturing Division or its Support Services. The manufactured products consist primarily of non-standard sizes of threaded fasteners made to customers' specifications. The services provided by the Support Services group include, but are not limited to, items such as tool repair, band saw blade welding, third-party logistics, and light manufacturing. The Company engages in these activities primarily as a service to its customers and expects these activities in the future to continue to contribute in the range of 4% to 10% of the Company's consolidated net sales.

Sources of Supply

The Company uses a large number of suppliers for the approximately 580,000 standard stock items it distributes. Most items distributed by the Company can be purchased from several sources, although preferred sourcing is used for some stock items to facilitate quality control. No single supplier accounted for more than 5% of the Company's purchases in 2005.

Geographic Information

Information regarding the Company's revenues and certain of the Company's assets by geographic location is set forth in note 10 to the Notes to Consolidated Financial Statements contained in Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005, which is incorporated herein by reference. Foreign currency fluctuations, changes in trade relations, or fluctuations in the relative strength of foreign economies could impact the Company's ability to procure products overseas at competitive prices and the Company's foreign sales.

Customers and Marketing

The Company believes its success can be attributed to its ability to offer customers in small, medium, and large-sized cities a full line of products at convenient locations, and to the high quality of the Company's employees. Most of the Company's customers are in the construction and manufacturing markets. The construction market includes general, electrical, plumbing, sheet metal, and road contractors. The manufacturing market includes both original equipment manufacturers and maintenance and repair operations. Other users of the Company's products include farmers, truckers, railroads, mining companies, federal, state and local governmental entities, schools, and certain retail trades. As of December 31, 2005, the Company's total number of active customer accounts (defined as accounts having purchase activity within the last 90 days) was approximately 232,000.

During each of the past three years ended December 31, 2005, no one customer accounted for a significant portion of the Company's sales. The Company believes that the large number of its customers together with the varied markets that they represent provide some protection to the Company from economic downturns in a particular market.

Store personnel generate a significant portion of the Company's sales through direct calls on customers. Because of the nature of the Company's business, the Company makes limited use of the more expensive forms of mass media advertising such as television, radio, and newspapers. Forms of advertising used by the Company include signs, catalogs, and direct mailings.

Competition

The Company's business is highly competitive. Competitors include both large distributors located primarily in large cities and smaller distributors located in many of the same cities in which the Company has stores. The Company believes that the principal competitive factors affecting the markets for the Company's products are customer service and convenience.

Some competitors use vans to sell their products in markets away from their main warehouses, while others rely on mail order or telemarketing sales. The Company, however, believes that the convenience provided to customers by operating stores in small, medium, and large markets, each offering a wide variety of products, is a competitive selling advantage and that the large number of stores in a given area, taken together with the Company's ability to provide frequent deliveries to such stores from centrally located distribution centers, makes possible the prompt and efficient distribution of products. Having trained personnel at each store also enhances the Company's ability to compete (see "Employees" below).

Employees

As of December 31, 2005, the Company employed a total of 9,306 full and part-time employees, 6,392 being store managers and store employees, and the balance being employed in the Company's distribution centers, manufacturing operations, service operations, and home office.

The Company believes the quality of its employees is critical to its ability to compete successfully in the markets it currently serves and to its ability to open new stores in new markets. The Company fosters the growth and education of skilled employees throughout the organization by operating training programs (see Fastenal School of Business below) and by decentralizing decision-making. Wherever possible, promotions are from within the Company. For example, most new store managers are promoted from an outside sales position or from an assistant manager's position at another store; and district managers (who supervise a number of stores) are usually former store managers.

The Fastenal School of Business (FSB) is a comprehensive corporate university which fosters Fastenal employees' continual development and business success through education. FSB provides core curricula focused on key competencies determined to be critical to successful Fastenal employees performance as well as provide specialized educational tracks within various institutes of learning. These institutes of learning are advanced levels that provide specific concentrations of education and development and have been designed to focus on the critical aspects of our business. These institutes provide a focused educational experience to enhance employee performance in relevant business areas such as leadership, effective store best practices, sales and marketing, product education, and distribution.

The Company's sales personnel participate in incentive bonus arrangements that place emphasis on achieving increased sales on a store and regional basis, while still attaining targeted levels of gross profit and collections. As a result, a significant portion of the Company's total employment cost varies with sales volume. The Company also pays incentive bonuses to its leadership personnel based on one or more of the following factors: sales growth, profit growth, profitability, and return on assets, and to its other personnel for achieving pre-determined cost containment goals.

None of the Company's employees is subject to a collective bargaining agreement and the Company has experienced no work stoppages. The Company believes its employee relations are good.

Posting of Periodic and Current Reports

Fastenal Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are available free of charge on or through the Company's website at www.fastenal.com as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission.

ITEM 1A. RISK FACTORS

In addition to the other information in this Annual Report on Form 10-K for the fiscal year ended December 31, 2005, the following factors should be considered in evaluating our business. Our operating results depend upon many factors and are subject to various risks and uncertainties. The material risks and uncertainties known to us which may cause the operating results to vary from anticipated results or which may negatively affect our operating results and profitability are as follows:

A downturn in the economy and other factors may affect customer spending, which could harm our operating results.

In general, our sales represent spending on discretionary items or consumption needs by our customers. This spending is affected by many factors, including, among others:

- general business conditions,
- interest rates,
- inflation,
- the availability of consumer credit,
- taxation,
- fuel prices and electrical power rates,
- unemployment trends,
- terrorist attacks and acts of war, and
- other matters that influence consumer confidence and spending.

A downturn in either the national or local economy where our stores operate or changes in any of the other factors described above could negatively impact sales at our established stores (more than two years old) and their level of profitability.

Our current estimate for total store market potential in North America could be incorrect.

One of our primary growth strategies is to grow our business through the introduction of stores into new markets. Based on a snapshot of current marketplace demographics in the U.S., Canada, and Mexico, we currently estimate there is potential market opportunity in North America to support approximately 3,500 stores. We cannot guarantee that our market potential estimates are accurate or that we will open stores to reach the full market opportunity. In addition, a particular local market's ability to support a store may change because of a change in our store format or the presence of a competitor's store.

We may be unable to meet our goals regarding new store openings.

Our growth is primarily dependent on our ability to attract new customers, and the most effective way to attract new customers is by opening new stores. Our current business strategy focuses on opening stores at a rate of approximately 13% to 18% each year, which is consistent with our historical average. Failure to open stores at this rate could negatively impact our long-term growth.

Neither our current business strategy that focuses on stores with an industrial-leaning retail look and feel nor our new business strategy of opening certain stores with additional product selection has been proven successful on a long-term basis.

In 2002, we began implementing our current business strategy that focuses on store locations with an industrial-leaning retail look and feel, which we refer to as the Customer Service Project or CSP. The viability of this business strategy has not been proven on a long-term basis. We recently transitioned from opening CSP stores to expanding certain stores with additional product selection, which requires an additional $62 thousand in inventory, two additional sales specialists and two additional vehicles in each store. We refer to this new, larger store format as CSP2. The results we achieved at our CSP format stores may not be indicative of the results we achieve at our CSP2 format stores. The new format increases our operating costs per store, but may not lead to proportionately increased revenues per store. Our mix of higher and lower margin merchandise in the CSP2 stores differs from the merchandise mix in our smaller stores and, therefore, may negatively impact our gross margins in our larger format stores. In addition, we may not carry the appropriate merchandise mix during our busiest seasons in our larger format stores. We cannot assure our success in operating the CSP2 format stores on a profitable basis. If a CSP2 format store is unprofitable, the impact on our financial results could be greater than the impact of an unprofitable smaller format store.

Lower volume orders and changes in our customers and product mix could cause our gross margin percentage to fluctuate or decline in the future.

From time to time, we have experienced changes in product mix and inbound inventory costs. For example, marketing activities to existing customers and needs communicated to us from existing and prospective customers have caused us to change our product mix in the past. When we change our product mix, there can be no assurance that we will be able to maintain our historical gross margins. Furthermore, there is no assurance that we will be able to continue to incrementally increase our gross margin percentage by varying product mix as we have over the last several years. Changes in our customers, product mix, or the volume of our orders could cause our gross margin percentage to fluctuate or decline.

Opening stores in new markets presents increased risks that may prevent us from being profitable in these new locations.

We intend to open stores in new markets pursuant to our growth strategy. New stores do not typically achieve operating results comparable to our existing stores until after several years of operation, and stores in new markets face additional challenges to achieving profitability. A new store generates its sales from direct sales calls, a slow process involving repeated contacts. In new markets, we have less familiarity with local customer preferences, and customers in these markets are less familiar with Fastenal's name and capabilities. In addition, entry into new markets may bring us into competition with new, unfamiliar competitors. We cannot assure success in operating our stores in new markets on a profitable basis.

New store openings may negatively impact our operating results.

While new stores build the infrastructure for future growth, the first year sales in new stores are low, and the added expenses related to payroll, occupancy, and transportation costs can impact our ability to leverage earnings. It has been our experience that new stores take approximately ten to twelve months to achieve profitability. We cannot assure you that we will be successful in operating our new stores on a profitable basis.

Our ability to develop product expertise at the store level, identify future products and product lines that complement existing products and product lines, and integrate new products and product lines into our stores and distribution network could impact sales and margins.

One of our growth strategies is to continue to lead our industry in product selection and expertise at the store level by enhancing existing product selection and by developing and marketing new product selections that respond to customer needs. We may not be able to compete effectively unless our product selection keeps up with trends in the markets in which we compete or trends in new products.

Increases in energy costs and the cost of raw materials used in our products could impact our cost of goods and distribution and occupancy expenses, which may result in lower operating margins.

Costs of raw materials used in our products (i.e. steel) and energy costs have been rising during the last several years, which has resulted in increased production costs for our vendors. Those vendors typically look to pass their increased costs along to us through price increases. The fuel costs of our distribution operation are rising as well. While we typically try to pass increased vendor prices and fuel costs through to our customers or to modify our activities to mitigate the impact, we may not be successful. Failure to fully pass these increased prices and costs through to our customers or to modify our activities to mitigate the impact would have an adverse effect on our operating margins.

Our ability to successfully attract and retain qualified personnel to staff our stores could impact labor costs, sales at existing stores, and the rate of new store openings.

Our success depends in part upon our ability to attract, motivate, and retain a sufficient number of qualified employees, including store managers and store associates, who understand and appreciate our culture and are able to adequately represent this culture to our customers. Qualified individuals of the requisite caliber and number needed to fill these positions may be in short supply in some areas, and the turnover rate in the industry is high. If we are unable to hire and retain personnel capable of consistently providing a high level of customer service, as demonstrated by their enthusiasm for our culture and product knowledge, our sales could be materially adversely affected. Additionally, competition for qualified employees could require us to pay higher wages to attract a sufficient number of employees. An inability to recruit and retain a sufficient number of qualified individuals in the future may also delay the planned openings of new stores. Any such delays, any material increases in employee turnover rates at existing stores, or any increases in labor costs could have a material adverse effect on our business, financial condition or operating results.

Inclement weather and other disruptions to the transportation network could impact our distribution system.

Our ability to provide efficient distribution of core business products to our store network is an integral component of our overall business strategy. Disruptions at distribution centers or shipping ports, due to events such as the hurricanes of 2005 and the longshoreman's strike on the West Coast in 2002, may affect our ability to both maintain core products in inventory and deliver products to our customers on a timely basis, which may in turn adversely affect our results of operations. In addition, severe weather conditions could adversely affect demand for our products in particularly hard hit regions.

We are exposed to foreign currency exchange rate risk, and changes in foreign exchange rates could increase our costs to procure products and our foreign sales.

Because the functional currency related to most of our foreign operations is the applicable local currency, we are exposed to foreign currency exchange rate risk arising from transactions in the normal course of business, such as sales to third party customers and purchases from suppliers denominated in foreign currencies. In addition, fluctuations in the relative strength of foreign economies could impact our ability to procure products overseas at competitive prices and our foreign sales. Our primary exchange rate exposure is with the Canadian Dollar.

We may not be able to compete effectively against our competitors, which could harm our business and operating results.

The industrial, construction, and maintenance supply industry, although consolidating, still remains a large, fragmented industry that is highly competitive. We believe that sales of industrial, construction, and maintenance industry supplies will become more concentrated over the next few years, which may make the industry even more competitive. Our current or future competitors include companies with similar or greater market presence, name recognition, and financial, marketing, and other resources, and we believe they will continue to challenge us with their product selection, financial resources, and services. Increased competition in markets in which we have stores or the adoption by competitors of aggressive pricing strategies and sale methods could cause us to lose market share or to reduce our prices or increase our spending, thus eroding our margins.

Our revenues and net income may be adversely affected by the economic conditions, political situations and changing laws and regulations in foreign countries, over which we have no control.

We obtain certain of our products, and our suppliers obtain certain of their products, from China, Taiwan, South Korea, Mexico and other foreign countries. Our vendors could discontinue selling products manufactured in foreign countries at any time for reasons that may or may not be in our control or the vendor's control, including foreign government regulations, political unrest, war, disruption or delays in shipments, changes in local economic conditions and trade issues. Our operating results and inventory levels could suffer if we are unable to promptly replace a vendor who is unwilling or unable to satisfy our requirements with a vendor providing equally appealing products.

The industrial, construction, and maintenance supply industry is consolidating, which could cause it to become more competitive and could negatively impact our business.

The industrial, construction and maintenance supply industry in North America is currently consolidating. This consolidation is being driven by customer needs and supplier capabilities, which could cause the industry to become more competitive as greater economies of scale are achieved by suppliers. Customers are increasingly aware of the total costs of fulfillment and of the need to have consistent sources of supply at multiple locations. We believe these customer needs could result in fewer suppliers as the remaining suppliers become larger and capable of being a consistent source of supply.

There can be no assurance that we will be able in the future to take advantage effectively of the trend toward consolidation. The trend in our industry toward consolidation could make it more difficult for us to maintain operating margins. Furthermore, as our industrial and construction customers face increased foreign competition, and potentially lose business to foreign competitors or shift their operations overseas in an effort to reduce expenses, we may face increased difficulty in growing and maintaining our market share and growth prospects.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES

The Company owns six facilities in Winona, Minnesota. These facilities are as follows:

Purpose	Approximate Square Feet
Distribution center and home office	213,000
Manufacturing facility	100,000
Winona store	13,000
Winona product support and support services facility	55,000
Rack and shelving storage	42,000
Multi-building complex which houses certain operations of the distribution group and home office support group	30,000

The Company also owns the following facilities, excluding store locations, outside of Winona, Minnesota:

Purpose	Location	Approximate Square Feet
Distribution center	Indianapolis, Indiana	414,000
Distribution center	Atlanta, Georgia	198,000
Distribution center	Dallas, Texas	95,000
Distribution center	Scranton, Pennsylvania	160,000
Distribution center	Akron, Ohio	102,000
Distribution center	Kansas City, Kansas	300,000
Distribution center	Toronto, Ontario, Canada	62,000
Distribution center	Greensboro, North Carolina	250,000
Distribution center[1]	Modesto, California	320,000

1 This facility was acquired in November 2005. This facility is expected to become operational in the latter half of 2006 as a replacement to the current leased facility in Fresno, California.

In addition, the Company owns 172 buildings that house the Company's store locations in various cities throughout North America and is currently in the process of building or renovating another 14 owned store locations for future use.

All other buildings occupied by the Company are leased. Leased stores range from approximately 3,500 to 10,000 square feet, with lease terms of up to 60 months (most lease term are for 36 months). The Company also leases the following distribution centers:

Purpose	Location	Approximate Square Feet	Lease Expiration Date	Remaining Lease Renewal Options
Distribution center	Seattle, Washington	55,000	March 2008	None
Distribution center	Fresno, California	52,500	February 2006[1]	None
Distribution center	Salt Lake City, Utah	22,000	July 2012	None

1 This facility will be relocated to our new owned facility in Modesto, California during 2006. The lease will be on a month-to-month basis until the move occurs.

If economic conditions are suitable, the Company will, in the future, consider purchasing store sites to house its older stores. It is anticipated that all sites for new stores will continue to be leased. It is the Company's policy to negotiate relatively short lease terms to facilitate relocation of particular store operations if deemed desirable by management. It has been the Company's experience that space suitable for its needs and available for leasing is more than sufficient.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

ITEM X. EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Fastenal Company are:

Name	Employee of Fastenal since	Age	Position
Willard D. Oberton	1980	47	Chief Executive Officer, President, and Director
Nicholas J. Lundquist	1979	48	Executive Vice-President and Chief Operating Officer
Daniel L. Florness	1996	42	Executive Vice-President and Chief Financial Officer
Steven L. Appelwick	1981	46	Vice-President – Product Development, Supply Chain, Global Procurement, and Trading

Mr. Oberton has been Chief Executive Officer and President of Fastenal Company since December 2002. From July 2001 through December 2002, Mr. Oberton was President and Chief Operating Officer of Fastenal Company. From June 2000 through July 2001, Mr. Oberton was Executive Vice-President and Chief Operating Officer of Fastenal Company. Mr. Oberton has also served as a director of Fastenal Company since June 1999.

Mr. Lundquist has been Executive Vice-President and Chief Operating Officer of Fastenal Company since December 2002. From June 2000 through December 2002, Mr. Lundquist was Vice-President of Sales of Fastenal Company.

Mr. Florness has been Executive Vice-President and Chief Financial Officer of Fastenal Company since December 2002. From June 1996 to November 2002, Mr. Florness was the Chief Financial Officer of Fastenal Company.

Mr. Appelwick has been a Vice-President with responsibilities for Product Development, Supply Chain, Global Procurement and Trading of Fastenal Company since December 2002. From August 2001 through December 2002, Mr. Appelwick was Operations Manager of Fastenal Company. From August 1999 through July 2001, Mr. Appelwick held the position of Business Development/Logistics Manager of Fastenal Company.

The executive officers are elected by the Board of Directors, generally for a term of one year, and serve until their successors are elected and qualified. None of the above executive officers is related to any other such executive officer or to any other director of Fastenal Company.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Incorporated herein by reference is Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005, Common Stock Data on page 6.

ITEM 6. SELECTED FINANCIAL DATA

Incorporated herein by reference is Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005, Six-Year Selected Financial Data on page 5.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Incorporated herein by reference is Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005, Management's Discussion & Analysis of Financial Condition & Results of Operations on pages 8 to 17.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Incorporated herein by reference is Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005, Market Risk Management on page 15.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Incorporated herein by reference is Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005, Selected Quarterly Financial Data (Unaudited) on page 6, Consolidated Financial Statements and Notes to Consolidated Financial Statements on pages 18 to 32, and Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Supplemental Schedule on page 34.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Incorporated herein by reference is Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005, Management Report on Internal Control over Financial Reporting on page 33 and Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting on page 35.

As of the end of the period covered by this report, the Company conducted an evaluation, under the supervision and with the participation of the principal executive officer and principal financial officer of Fastenal Company, of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on this evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated herein by reference is the information appearing under the headings "Election of Directors—Nominees and Required Vote", pages 6 to 7, "Election of Directors—Committee Matters", page 8, and "Section 16(a) Beneficial Ownership Reporting Compliance", page 18, in Fastenal Company's Proxy Statement dated February 22, 2006. See also Part I hereof under the heading "Item X. Executive Officers of the Registrant".

On January 19, 2004, the Board of Directors of Fastenal Company adopted a supplement to the Company's existing Standards of Conduct designed to qualify the Standards of Conduct as a code of ethics within the meaning of Item 406(b) of Regulation S-K promulgated by the Securities and Exchange Commission ("Code of Ethics"). The Standards of Conduct, as supplemented, apply to all directors, officers, and employees of the Company, including without limitation the chief executive officer, chief financial officer, principal accounting officer, and controller (if any) of Fastenal Company, and persons performing similar functions ("Senior Financial Officers"). Those portions of the Standards of Conduct, as supplemented, that constitute a required element of a Code of Ethics are available without charge by submitting a request to the Company pursuant to the directions detailed on the Company's website at www.fastenal.com. In the event the Company amends or waives any portion of the Standards of Conduct, as supplemented, that constitutes a required element of a Code of Ethics and such amendment or waiver applies to any of the Senior Financial Officers, the Company intends to post on its website, within four business days after the date of such amendment or waiver, a brief description of such amendment or waiver, the name of each Senior Financial Officer to whom the amendment or waiver applies, and the date of the amendment or waiver.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated herein by reference is the information appearing under the headings "Election of Directors—Compensation of Directors and Committee Members", page 10, "Executive Compensation—Summary of Compensation", page 13, "Executive Compensation—Option Grants", page 14, and "Executive Compensation—Compensation Committee Interlocks and Insider Participation", page 14, in Fastenal Company's Proxy Statement dated February 22, 2006.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Incorporated herein by reference is the information appearing under the heading "Security Ownership of Principal Shareholders and Management", pages 3 to 5, in Fastenal Company's Proxy Statement dated February 22, 2006.

Executive Compensation Plan Information

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excludes Securities Reflected in Column (a)) (c)
Equity Compensation Plans Approved by Security Holders	646,000	$ 20.00	6,941,730
Equity Compensation Plans Not Approved by Security Holders	0	0	0
Total	646,000	$ 20.00	6,941,730

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated herein by reference is the information appearing under the heading "Independent Auditors' Fees and Services", pages 11 to 12, in Fastenal Company's Proxy Statement dated February 22, 2006.

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) 1. Financial Statements:

Consolidated Balance Sheets as of December 31, 2005 and 2004

Consolidated Statements of Earnings for the years ended December 31, 2005, 2004, and 2003

Consolidated Statements of Stockholders' Equity and Comprehensive Income for the years ended December 31, 2005, 2004, and 2003

Consolidated Statements of Cash Flows for the years ended December 31, 2005, 2004, and 2003

Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Supplemental Schedule

(Incorporated by reference to pages 18 to 32 and page 34 of Fastenal Company's Annual Report to Shareholders for the fiscal year ended December 31, 2005)

2. Financial Statement Schedules:

Schedule II—Valuation and Qualifying Accounts

3. Exhibits:

3.1 Restated Articles of Incorporation of Fastenal Company, as amended (incorporated by reference to Exhibit 3.1 to Fastenal Company's Form 10-Q for the quarter ended September 30, 2005)

3.2 Restated By-Laws of Fastenal Company (incorporated by reference to Exhibit 3.2 to Registration Statement No. 33-14923)

10.1 Description of bonus arrangement for Chief Executive Officer and President, Executive Vice-President and Chief Financial Officer, Executive Vice-President and Chief Operating Officer, and Executive Vice-President—Product Procurement, Supply Chain, Global Procurement and Trading (incorporated by reference to Item 1.01 to Fastenal Company's Current Report on Form 8-K filed January 23, 2006)*

10.2 Fastenal Company Stock Option Plan (incorporated by reference to Exhibit A to Fastenal Company's Proxy Statement for the Annual Meeting of Shareholders held on April 15, 2003)*

13 Annual Report to Shareholders for the fiscal year ended December 31, 2005 (only those portions specifically incorporated by reference herein shall be deemed filed with the Commission)

21 List of Subsidiaries

31 Certifications under Section 302 of the Sarbanes-Oxley Act of 2002

32 Certification under Section 906 of the Sarbanes-Oxley Act of 2002

Copies of Exhibits will be furnished upon request and payment of the Company's reasonable expenses in furnishing the Exhibits.

* Management contract or compensatory plan or arrangement required to be filed as an exhibit to this Form 10-K pursuant to Item 15 (c).

FASTENAL COMPANY

Schedule II—Valuation and Qualifying Accounts

Years ended December 31, 2005, 2004, and 2003
(Amounts in thousands)

Description	Balance at beginning of year	"Additions" charged to costs and expenses	"Other" additions (deductions)	"Less" deductions	Balance at end of year
Year ended December 31, 2005					
Allowance for doubtful accounts	$ 5,181	5,933	—	7,239	3,875
Insurance reserves	$ 6,698	32,190[1]	—	26,355[2]	12,533
Year ended December 31, 2004					
Allowance for doubtful accounts	$ 4,070	6,931	—	5,820	5,181
Insurance reserves	$ 3,829	23,481[1]	—	20,612[2]	6,698
Year ended December 31, 2003					
Allowance for doubtful accounts	$ 3,543	5,857	—	5,330	4,070
Insurance reserves	$ 5,963	19,723[1]	—	21,857[2]	3,829

1 Includes costs and expenses incurred for premiums and claims related to health and general insurance.

2 Includes costs and expenses paid for premiums and claims related to health and general insurance.

See accompanying Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Supplemental Schedule incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2006

FASTENAL COMPANY

By /s/ Willard D. Oberton
Willard D. Oberton, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Date: February 22, 2006

By /s/ Willard D. Oberton
Willard D. Oberton, Chief Executive Officer (Principal Executive Officer) and Director

By /s/ Daniel L. Florness
Daniel L. Florness, Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

By /s/ Robert A. Kierlin
Robert A. Kierlin, Director

By /s/ Michael M. Gostomski
Michael M. Gostomski, Director

By /s/ Stephen M. Slaggie
Stephen M. Slaggie, Director

By /s/ John D. Remick
John D. Remick, Director

By /s/ Henry K. McConnon
Henry K. McConnon, Director

By /s/ Robert A. Hansen
Robert A. Hansen, Director

By /s/ Reyne K. Wisecup
Reyne K. Wisecup, Director

By /s/ Michael J. Dolan
Michael J. Dolan, Director

INDEX TO EXHIBITS

3.1	Restated Articles of Incorporation of Fastenal Company, as amended (incorporated by reference to Exhibit 3.1 to Fastenal Company's Form 10-Q for the quarter ended September 30, 2005)	
3.2	Restated By-Laws of Fastenal Company (incorporated by reference to Exhibit 3.2 to Registration Statement No. 33-14923)	
10.1	Description of bonus arrangement for Chief Executive Officer and President, Executive Vice-President and Chief Financial Officer, Executive Vice-President and Chief Operating Officer, and Executive Vice-President - Product Procurement, Supply Chain, Global Procurement and Trading (incorporated by reference to Item 1.01 to Fastenal Company's Current Report on Form 8-K filed January 23, 2006)	
10.2	Fastenal Company Stock Option Plan (incorporated by reference to Exhibit A to Fastenal Company's Proxy Statement for the Annual Meeting of Shareholders held on April 15, 2003)	
13	Annual Report to Shareholders for the fiscal year ended December 31, 2005 (only those portions specifically incorporated by reference herein shall be deemed filed with the Commission)	Electronically Filed
21	List of Subsidiaries	Electronically Filed
31	Certifications under Section 302 of the Sarbanes-Oxley Act of 2002	Electronically Filed
32	Certification under Section 906 of the Sarbanes-Oxley Act of 2002	Electronically Filed


2005
ANNUAL
REPORT
FASTENAL
INDUSTRIAL & CONSTRUCTION SUPPLIES

Fastenal Company was founded in 1967. As of December 31, 2005, the Company operated 1,755 store sites located in 50 states, Puerto Rico, Canada, Mexico, Singapore, China, and the Netherlands and employed 6,392 people at these sites. In addition, there were 2,914 people employed in various support positions. The Company sells approximately 580,000 different types of industrial and construction supplies in ten product categories. These include (approximately): 271,000 different types of threaded fasteners and miscellaneous supplies (fasteners); 98,000 different types of tools and equipment (tools); 87,000 different types of metal cutting tool blades and abrasives (cutting tools); 43,000 different types of fluid transfer components and accessories for hydraulic power, pneumatic power, plumbing, and HVAC (hydraulics & pneumatics); 9,000 different types of material handling, storage, and packaging products (material handling); 12,000 different types of janitorial and paper products (janitorial supplies); 16,000 different types of electrical supplies; 22,000 different types of welding supplies (excluding welding gases); 15,000 different types of safety supplies; and 8,000 different types of metals, alloys, and materials (metals). As of December 31, 2005, the Company operated twelve distribution centers located in Minnesota, Indiana, Ohio, Pennsylvania, Texas, Georgia, Washington, California, Utah, North Carolina, Kansas, and Ontario, Canada. Approximately 95.1% of the Company's 2005 sales were attributable to products manufactured by others, and approximately 4.9% related to items manufactured, modified, or repaired by either the Company's Manufacturing Division or one of its Support Services. Since December 31, 2005, the Company has opened additional store sites.


Keep Goinn'

Customer Service Project 2 (CSP2) store format – Winona, MN Product Service Center Store

This Annual Report, including the sections captioned "President's Letter to Shareholders," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Stock and Financial Data,"contains statements that are not historical in nature and that are intended to be, and are hereby identified as,"forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), including statements regarding improvements in accounts receivable collections, new distribution center openings, technology conversions, the potential of markets served by our sales specialists, the payment of dividends, the leveling off of sales growth and the variability of sales at older stores, management of headcount and retention of labor efficiency, capital expenditures, purchases of store locations, funding of expansion plans and the expansion of foreign operations. A discussion of certain risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements is included in the section of this Annual Report captioned "Management's Discussion and Analysis of Financial Condition and Results of Operations." The Company assumes no obligation to update either such forward-looking statements or the discussion of such risks and uncertainties.

2005

Table of Contents


FASTENAL
18

NASCAR TRUCK SERIES SPONSORSHIP

The year 2005 was a productive year for Fastenal. We had very good sales and earnings growth; however, I believe our greatest accomplishments were the new initiatives we started in 2005. These initiatives were designed to help us improve our customer service, enhance career opportunities for our employees, and increase the returns to our shareholders. I will explain several of these initiatives in greater detail later in this letter.

Our 2005 net sales of $1.5 billion represented a 23.0% increase over the 2004 level. We added close to $300 million in new business in 2005; more than our total sales were in 1996. We were able to do this because of our opening of new stores, while at the same time continuing to upgrade our existing stores. We opened 222 new stores in 2005 and almost completed the store upgrade project (previously referred to as the 'Customer Service Project' or CSP) which began in the latter half of 2002. We haven't completed the remaining store upgrades because of a few locations with time left on their lease.

Fastenal produced net earnings of $166.8 million in 2005, which is a 27.4% increase over 2004. This increase was made possible by the combination of increased sales growth and better expense management. With labor being our biggest expense, we continue to work very hard to increase productivity. Increased productivity allows us to improve both earnings and the level of compensation for our employees, while maintaining our high level of customer service.

In the fourth quarter of 2004, our Board of Directors approved a plan to implement a profit sharing contribution for our employees' retirement plan. This is a performance-based plan that rewards the employees if the company achieves specific performance goals. Because of our strong financial performance in 2005, the company contribution for the year was approximately $2.5 million. The allocation of this contribution is limited to a percentage of employee contribution under $5,000 per year, so that all enrolled employees can enjoy the benefit.

Since 2002, CSP has been our main marketing focus and we continued our efforts in 2005. We realize that if we truly want to be the best industrial and construction store in every market we serve, we need to continue to improve our stores. Based on this belief, we have spent the last 18 months working on developing the next generation of CSP. As a logical progression, we have named it 'CSP2'. We now refer to our original CSP conversion as the standard store model because it is our typical store today.

In developing our criteria for what a CSP2 store should be, we listened to both our field personnel and our customers. Based on this feedback, we developed our list. The most important items on this list were a better store location, a proven manager, and a broader inventory selection. We also have a technology team dedicated to this project. Their goal is to speed up the transaction time so customers can buy what they need and get back to their work site as quickly as possible. Our merchandising team has also improved the store appearance by creating better product displays. The last and perhaps the most important change is that we increased our outside sales force in each CSP2 store by two people. We felt we needed to increase our customer contacts so both our current and potential customers were aware of the additional products we have available at our local store.

As we started to develop a financial plan for the CSP2 format, one of our biggest challenges centered on quantifying the investment per store and our expectations for results. To assist in this process, we looked at the hundreds of stores we have previously opened. We have very good data on the initial investment and the timeline for a return on these new store investments. After many discussions, we decided to quantify the investment similar to a new store opening. This investment, excluding items related to a new physical location, includes approximately $62 thousand of incremental inventory, two additional sales people, and two additional vehicles. We then quantified our goal for sales and profit improvement at a store converted to the CSP2 format to mirror the impact we get from a new store investment.

Another area we focused on very heavily in 2005 was our transportation system. We have been operating our own fleet of over the road trucks for more than 20 years. These trucks carry, by weight, almost 90.0% of the product we sell. Even with these trucks moving the majority of our product, we were still spending more on outside carriers to move the remaining 10.0% than we were spending to operate our entire fleet. Seeing this outside freight expense as an opportunity to reduce costs, we put together a team to rethink our entire transportation system. The team determined that if we wanted to make real improvements and reduce our outside expense, our systems would have to be as good as the best freight and parcel companies. Based on this direction, we hired people trained in the latest mapping software to do our routing and we assigned one of our best system developers to lead the transportation technology team.

The truck routing group spent most of the year working with our regional operations managers, remapping routes and adding trucks where necessary. Due to the truck route changes, we have been able to increase the service level to our stores. Over 85.0% of our stores are currently receiving shipments five days per week; this is up from 15.0% at the start of 2005. The majority of the deliveries are now before 8:00 A.M., which increases our ability to provide a high level of service to our customers. With this efficient truck routing, our cost per store delivery (i.e. each time we stop at a store) has dropped from $72 to $48. Although we have not completely eliminated our need to use outside freight carriers, we have seen a significant decrease in this expense. The technology group is just starting to implement a new tracking system that will allow us to know where every package is at all times. Our store personnel, armed with this information, will be able to provide better service to our customers. We will continue to work on this transportation initiative in 2006, and I believe we will continue to improve our service and lower our cost.

Another major initiative we undertook in 2005 was the centralization of the collection call component of our accounts receivable. We did some benchmarking in 2004 and determined that we were not performing at the same level as other distributors in our industry.

In the past, all of our collections work had been done by the local store employees. After researching best practices in accounts receivable and collections, we decided the best way to collect our receivables was through a central office approach with trained and dedicated people. In February 2005, we opened our central collections office in Caledonia, Minnesota, a small city 40 miles south of Winona. Since the opening of this office, we have seen a continual improvement in both the number of days it takes to collect a sale and the amount of uncollectible dollars that have to be written off. Although our sales grew 23.0% in 2005, our year end accounts receivables have only grown 13.0%. While store personnel remain engaged in the collection process, this change has freed up time for our store personnel to go out and make more customer contacts. At the end of the year, this project had been implemented in 80.0% of our stores. We believe we will continue to see improvements in the accounts receivable area in 2006 as we complete the rollout.

We also worked hard to manage the growth in inventory in 2005. Our internal goal on inventory management is two-fold. First, we want to grow inventory at a rate less than sales growth, which we did in 2005. Second, we want to change the balance of inventory so there is less in the distribution centers, allowing us to use more of the additional inventory dollars for expanding our store selection and working on the CSP2 project.

Purchasing of product continues to be a major opportunity for Fastenal. We made several organizational changes in our central purchasing group this past year by focusing it into three distinct groups. We purchase the branded products in one office, the commodity fill-in buys in another office, and the import purchasing is done in our office in Shanghai, China. This reorganization of purchasing was designed to streamline the process and achieve two goals. The first was to reduce the time it takes to purchase the product once we fall below our desired inventory level. The second was to develop a system with better information so we could improve both our customer service and inventory turns at the same time. Our purchasing group is making great progress on both goals.

FASTCO, our Shanghai based trading company, continued to grow in 2005. The people of FASTCO continue to find new companies throughout Asia who can produce high quality industrial and construction products to meet our customers' needs. We currently have more than 60 employees working in Asia.

The only distribution building purchased in 2005 was in Modesto, California. This facility will be our main distribution point servicing our stores in the Western states. It is a 320,000 square foot facility from which we plan to start operating in mid 2006. This will replace our current facility in Fresno, California.

Our manufacturing division also had a good year in 2005. They were able to grow their sales by 18.0% year-over-year and added several large accounts late in the year that should help increase our sales growth in 2006. We purchased a small manufacturing company in Rockford, Illinois that makes cold formed fasteners. This company has the capacity and equipment to make longer production runs on both special and standard parts. This helps fill a void between our current specials manufacturing and the larger volume production parts we purchase from the large fastener manufacturers around the world. This business is growing and helps us better service our customers' needs. We plan to continue adding machinery at this new facility to expand our manufacturing capabilities.

Our sales specialists continued to impress in 2005. National Accounts, which represents 22.0% of our total net sales, grew their sales by 23.0%. National Construction, which represents 2.0% of our total net sales, had excellent growth at 82.0%. The Government Sales people continue to grow their sales at a rapid pace also. Government sales, which represents 3.0% of total net sales, grew at 54.0%. We continue to increase our investment in all of these markets with the belief that they all have great potential now and in the future. We also have created several other groups of sales specialists working in other markets that we believe have potential.

Having great computer systems continues to be a competitive advantage for Fastenal. Our information technology (IT) team continues to redesign and upgrade our systems. They worked all year on a rewrite of our warehouse management system. Installation of this new system will begin in the first half of 2006. They have also made many improvements to our branch point of sale system and our website, fastenal.com. While many companies are outsourcing their IT functions, Fastenal believes our internal ability to quickly modify our systems to meet customer needs is one of our key competitive advantages.

I have written about many exciting endeavors underway at Fastenal. None of this would be possible without talented and well trained employees. Because of this, we have increased our commitment to the Fastenal School of Business (FSB) by giving it additional resources and asking it to do even more training. During 2005, FSB trained more than 3,500 people throughout the Company in over 20 different programs. In 2005, we also placed seven instructors in the field so we could reach more people and reduce our travel expense at the same time. This change has proven to be quite successful and we plan to increase the number of field instructors in 2006.

The most exciting thing the Fastenal School of Business accomplished in 2005 was the development of our new Associate of Applied Science (AAS) Industrial Distribution Program. Our people worked with representatives from the Minnesota State Technical School system to jointly develop a degreed program. This program was designed to meet the needs of industrial distribution experts now and in the future. The classes will be jointly taught by the Minnesota State College - Southeast Technical and the Fastenal School of Business.

In closing, I believe it is important to thank all of the people on the Fastenal team who worked hard all year to produce the great results we are able to report. At Fastenal, we believe that a company is no more than a group of people brought together to accomplish a common goal. We currently have more than 9,000 people working to reach the common goal of Growth Through Customer Service. If we continue to challenge our people and, at the same time, help them in their own development, I believe we will continue to achieve our common goal. I also want to thank our shareholders for supporting Fastenal. Your belief in us gives us the confidence that helps in the pursuit of our goal.

Thank you,

Willard D. Oberton

Willard D. Oberton
CEO and President

(Amounts in Thousands Except Per Share Information)

Operating Results Years Ended December 31	*2005*	*Percent Change*	*2004*	*2003*	*2002*	*2001*	*2000*
Net sales	$1,523,333	23.0%	$1,238,492	994,928	905,438	818,283	755,618
Gross profit[1]	758,103	23.1%	615,886	482,103	442,138	406,699	382,829
Earnings before income taxes	269,056	29.1%	208,336	136,336	121,207[2]	113,634	131,430
Net earnings	166,814	27.4%	130,989	84,120	75,542[3]	70,112	80,730
Basic earnings per share	1.10	27.9%	.86	.56	.50[3]	.46	.53
Diluted earnings per share	1.10	27.9%	.86	.56	.50[3]	.46	.53
Dividends per share	$ .31	55.0%	$ .20	.105	.025	.0225	.02
Basic-weighted average shares outstanding	151,270		151,755	151,755	151,755	151,755	151,755
Diluted-weighted average shares outstanding	151,508[4]		151,972[4]	151,784[4]	151,755	151,755	151,755

Financial Position December 31							
Accounts receivable plus inventory	$ 545,117	16.0%	$ 469,833	361,640	322,815	254,062	249,188
Net working capital	557,470	19.4%	466,883	393,255	349,422	300,680	247,876
Total assets[5]	890,035	14.8%	775,362	652,875	563,384	476,694	405,068
Total stockholders' equity	$ 783,549	14.5%	$ 684,369	576,740	499,871	424,888	359,258

Operating Results Years Ended December 31 (as a percentage of net sales)	*2005*	*2004*	*2003*	*2002*	*2001*	*2000*
Gross profit[1]	49.8%	49.7%	48.5%	48.8%	49.7%	50.7%
Earnings before income taxes	17.7%	16.8%	13.7%	13.4%	13.9%	17.4%
Net earnings	11.0%	10.6%	8.5%	8.3%	8.6%	10.7%

All information contained in this Annual Report reflects the 2-for-1 stock splits effected in the form of a stock dividend in each of 2002 and 2005.

1 Reflects impact of reclassification of certain internal trucking cost between operating expenses and cost of goods sold related to the freight initiative which decreased gross profit by $12,477, $8,447, $6,964, $6,338, $5,728, $5,289 in 2005, 2004, 2003, 2002, 2001, and 2000, respectively.

2 Amount includes a gain on the sale of the Do-It-Yourself (DIY) Business of $5,934.

3 Amount includes an extraordinary gain, net of tax, of $716, or $.01 per basic and diluted share.

4 Reflects impact of stock options issued by the Company in May 2003 that were in-the-money during the period outstanding.

5 Reflects impact of reclassification to prior years presented to conform to current year presentation.

Common Stock Data

The Company's shares are traded on The Nasdaq Stock Market under the symbol "FAST". The following table sets forth, by quarter, the high and low closing sale price of the Company's shares on The Nasdaq Stock Market for 2005 and 2004.

2005:	High	Low
First quarter	$31.87	27.55
Second quarter	$31.79	25.54
Third quarter	$33.29	28.85
Fourth quarter	$41.96	30.43

2004:	High	Low
First quarter	$27.16	21.94
Second quarter	$28.49	24.23
Third quarter	$32.25	26.75
Fourth quarter	$32.08	25.57

As of February 1, 2006, there were approximately 1,596 recordholders of the Company's Common Stock, which includes nominees or broker dealers holding stock on behalf of an estimated 26,622 beneficial owners.

In 2005, the Company paid two $.155 dividends per share and in 2004 the Company paid a $.125 and $.075 dividend per share. On January 19, 2006, the Company announced a $.20 semi-annual dividend per share to be paid on March 3, 2006 to shareholders of record at the close of business on February 20, 2006. The Company expects that it will continue to pay comparable semi-annual cash dividends in the foreseeable future, provided that any future determination as to payment of dividends will depend upon the financial condition and results of operations of the Company and such other factors as are deemed relevant by the Board of Directors.

Selected Quarterly Financial Data (Unaudited)

(Amounts in thousands except per share information)

2005:	*Net sales*	*Gross profit*[1]	*Net earnings*	*Basic earnings per share*
First quarter	$ 353,809	174,762	37,032	.24
Second quarter	383,263	190,793	44,647	.30
Third quarter	402,218	199,123	45,971	.30
Fourth quarter	384,043	193,425	39,164	.26
Total	$1,523,333	758,103	166,814	1.10

2004:	*Net sales*	*Gross profit*[1]	*Net earnings*	*Basic earnings per share*
First quarter	$ 284,206	140,879	28,147	.18
Second quarter	310,143	155,154	34,832	.23
Third quarter	325,678	161,224	34,741	.23
Fourth quarter	318,465	158,629	33,269	.22
Total	$1,238,492	615,886	130,989	.86

1 Reflects impact of reclassification of certain internal trucking cost between operating expenses and cost of goods sold related to the freight initiative which decreased gross profit by $2,611, $3,015, $3,223, $3,628, $2,100, $2,053, $2,336, and $1,958, in first, second, third, and fourth quarters for 2005 and 2004, respectively.

Fastenal Stock Performance[1]

Initial Public Offering (IPO)

On August 27, 1987 (date of the Company's Initial Public Offering), 1,000 shares of Fastenal's stock sold for $9,000. Approximately 18 years later, on December 31, 2005, those 1,000 shares, having split 6 times, were 48,000 shares worth $1,878,000, for a gain of approximately 34.6% compounded annually.

Ten Years

On December 31, 1995, 1,000 shares of Fastenal's stock sold for $42,250. Ten years later, on December 31, 2005, those 1,000 shares, having split twice, were 4,000 shares worth $156,520, for a gain of approximately 14.0% compounded annually.

Five Years

On December 31, 2000, 1,000 shares of Fastenal's stock sold for $54,880. Five years later, on December 31, 2005, those 1,000 shares, having split twice, were 4,000 shares worth $156,520, for a gain of approximately 23.4% compounded annually.

Dividends and Stock Repurchases

Fastenal has paid dividends in every year since 1991.

In April 2005 the Company issued a press release announcing the Board of Directors had authorized purchases by the Company of up to 760,000 shares of its Common Stock. The Company purchased 700,000 shares of its outstanding stock at approximately $26.75 per share in late April 2005.



1 The share data featured represents past performance, which is no guarantee of future results.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Results of Operations

Business Overview— Fastenal is a North American leader in the wholesale distribution of industrial and construction supplies. The Company operates stores sites primarily located in North America. On December 31, 2005, the Company operated 1,755 Company-owned or leased store sites.

Most of the Company's customers are in the construction and manufacturing markets. The construction market includes general, electrical, plumbing, sheet metal, and road contractors. The manufacturing market includes both original equipment manufacturers (OEM) and maintenance and repair operations (MRO). Other users of the Company's products include farmers, truckers, railroads, mining companies, federal, state, and local governmental entities, schools, and certain retail trades. Geographically, our customers are primarily located in North America.

Financial Overview— During 2005, 2004 and the latter half of 2003, the strength of the global industrial environment positively impacted the Company's performance. During the first half of 2003, the recession in the global industrial environment, which had begun several years earlier, negatively impacted the Company's performance, and that of the industry as a whole. The impact of the economy is best reflected in the growth performance of our stores greater than five years old (2005 group reflects stores sites opened in 2000 and earlier). These stores are more cyclical due to the increased market share they enjoy in their local markets. The net sales growth rate of store sites more than five years old was as follows:

2005	2004	2003
12.0%	15.3%	3.3%

Our stores that are two to five years old (2005 group reflects store sites opened in 2003, 2002, or 2001) are also impacted by the economy, but to a lesser degree. The net sales growth rate of our store sites that are two to five years old was as follows:

2005	2004	2003
22.5%	24.9%	16.5%

Combined, these two groups represent a consistent same-store view of our business. These stores, which are more than two years old (2005 group reflects store sites opened in 2003 and earlier), had net sales growth rates as follows:

2005	2004	2003
15.6%	17.1%	5.3%

Net sales— Net sales and growth rates in net sales were as follows:

	2005	2004	2003
Net sales	$1,523.3	1,238.5	994.9
Percent change	23.0%	24.5%	9.9%

The 2005 and 2004 net sales growth rate percentages reflect the strengthening of the North American market in the period since July 2003. The increase in net sales in 2005 and 2004 came primarily from unit sales growth in existing stores more than two years old, growth in the newer product lines, and new site openings. The 2004 growth was increased by 3.0% to 4.0% due to an inflationary increase in pricing during the year, while the 2003 growth was tempered by a deflationary impact to pricing during the year.

Stores sites opened in 2005 contributed approximately $35.5 (or 2.3%) to 2005 net sales. Store sites opened in 2004 contributed approximately $112.9 (or 7.4%) to 2005 net sales and approximately $64.9 (or 5.2%) to 2004 net sales. The rate of growth in sales of store sites generally levels off after they have been open for five years, and, as stated earlier, the sales of older store sites typically vary more with the economy than do the sales of younger store sites.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Monthly Daily Sales Growth— Our business had daily sales growth rates of (compared to the comparable month in the preceding year):

Month	2005	2004	2003
January	26.2%	16.1%	10.2%
February	25.1%	20.1%	7.9%
March	22.5%	19.1%	11.5%
April	26.6%	22.1%	7.2%
May	22.9%	25.6%	6.7%
June	21.2%	25.7%	6.0%
July	21.8%	27.0%	8.2%
August	21.7%	24.9%	8.8%
September	26.8%	26.2%	8.4%
October	22.7%	27.6%	13.7%
November	21.7%	25.0%	14.5%
December	17.0%	27.4%	16.9%

Note: Daily sales are defined as the sales for a period divided by the number of business days in a period.

The daily sales growth rates in the table above represent several trends. The January 2004 to November 2005 time frame generally represents improvement followed by stabilization in our daily sales trends which reflects continued strengthening in the economy as it relates to the customers we sell to in North America and the impact of the Fastenal standard inventory stocking model (also referred to as the Customer Service Project, or 'CSP'). The 2004 period was positively impacted by inflation in the steel-based products we sell. The December 2005 daily sales growth rate was weaker than we expected; however, we believe it is an abnormality due to the following reasons: (1) historically we have seen fluctuations in December's daily sales growth rates due to the holidays and their impact on our customers' buying patterns and (2) December 2004 experienced strong growth, which creates a more difficult comparison in the next year. In 2005, item (2) is also noticeable in months such as May, June, July, and, to a lesser degree, October. The noticeable exception to item (2) is the month of September, which experienced stronger growth due to the demand generated by Hurricane Katrina. The first six months of 2003 continued the choppy trend in net sales growth experienced in the second half of 2002, while the last six months of 2003 represents the strengthening of the economy which continued into 2004 and 2005. The first nine months of 2003 were also impacted by the sale of our DIY business in early October 2002.

Sales by Product Line— The following table indicates, by product line: (1) the products sold by the Company, (2) the year of introduction, and (3) the percentage of net sales.

		2005	2004	2003
Fastener[1]	1967	53.7%	55.6%	54.8%
Tools	1993	10.5%	10.9%	11.4%
Cutting Tools	1996	4.6%	5.0%	5.4%
Hydraulics & Pneumatics	1996	6.1%	6.1%	6.3%
Material Handling	1996	6.4%	6.8%	7.0%
Janitorial Supplies	1996	4.7%	3.5%	3.6%
Electrical Supplies	1997	3.3%	3.2%	2.9%
Welding Supplies	1997	3.4%	3.3%	3.1%
Safety Supplies	1999	5.0%	4.8%	4.8%
Metals	2001	0.6%	0.5%	0.3%
Direct Ship[2]	2004	1.5%	0.1%	—
Other		0.2%	0.2%	0.4%
		100%	100%	100%

1 Fastener product line represents fasteners and miscellaneous supplies.

2 Direct ship represents a cross section of products from the ten product lines. The items included here represent certain items with historically low margins which are shipped direct.

Threaded fasteners accounted for approximately 90% of the fastener product line sales in 2005, 2004, and 2003.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Impact of Current Initiatives— During 2005, Fastenal actively pursued several initiatives to improve its operational performance. These included: (1) a new freight model, (2) tactical changes to our working capital model, and (3) an expanded store model called CSP2.

The freight model represents a focused effort to haul a higher percentage of our products utilizing the Fastenal trucking network, which operates at a substantial savings to external service providers because of our ability to leverage our existing routes, and to charge freight more consistently in our various operating units. This initiative positively impacted the latter two-thirds of 2005, despite the fact we experienced an increase of approximately 31.7% in per gallon diesel fuel costs versus the same period in 2004.

The tactical changes to our working capital model include the establishment of a central call center for accounts receivable collection and the establishment of financial business rules for the purchasing of products outside the standard stocking model (formerly referred to as CSP) at the store. The balance sheet impacts of these changes are described later in the working capital discussion.

The CSP2 store model represents an expansion of the core stocking items and sales personnel in an existing store with the goal of driving additional product sales to existing customers, target customers, and specific geographic areas within established markets. During the third and fourth quarters of 2005, 30 stores were converted to the CSP2 format. The balance sheet impacts of these conversions are described later in the working capital discussion.

Impact of Hurricanes and Fuel Prices during the year— During the third quarter of 2005, two hurricanes (Katrina and Rita) dramatically impacted the Gulf Coast of North America. The first of these two hurricanes had a meaningful impact on Fastenal. This includes: (1) dislocated employees (thankfully, we lost no employees), (2) the complete destruction of four stores, (3) a meaningful impact to another eleven stores due to wind damage, water damage, power outages, or communication failures, and (4) a lesser impact to approximately fifteen additional stores due to storms that were spawned by the hurricane. In the aftermath of the hurricanes, we assisted our dislocated employees with temporary housing, vehicles, food, and clothing; this thanks to gifts from Fastenal, shareholders, employees, and vendors (domestic and foreign). Despite the impact to Fastenal, we were able to react to the needs of our customers and experienced an increase over planned sales of approximately $4.0 in this geographic area during September. While much of this business was at a lower gross margin, it helped supplement the pay of our personnel impacted most by the hurricane.

Rising fuel prices did affect our vehicle fleet in 2005. Our fleet consists of a variety of distribution vehicles and store delivery vehicles. During 2005, vehicle fuel costs averaged approximately $1.2, $1.5, $1.7, and $1.8 per month in the first, second, third, and fourth quarters, respectively. During 2004, vehicle fuel costs averaged approximately $0.9, $1.0, $1.1, and $1.3 per month in the first, second, third, and fourth quarters, respectively. These increases relate to the rising fuel costs, the freight initiative discussed earlier, and to the increase in sales and store locations. The increases were greatly reduced during the third and fourth quarters by a very effective conservation effort by our store personnel. Related increases in heating costs did impact the fourth quarter of 2005, but were not as extreme due to the mild temperatures in much of North America during November and December.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Gross Profit Margins— Gross profit as a percent of net sales was as follows:

2005	49.8%
2004	49.7%
2003	48.5%

Reclassification note: Historically, we have included certain of our internal trucking costs in operating and administrative expenses. These costs include items such as driver pay, truck depreciation, and the cost of our transfer stations and transfer trucks. Historically, we felt this classification was appropriate for a distribution business; however, we now believe our distribution operation has many characteristics of an outside trucking firm. Our costs associated with outside trucking, such as small parcel and less-than-truckload (or LTL) shipping have historically been included in cost of sales. We have reclassified the distribution expenses discussed above from operating and administrative expenses to costs of sales as we believe it provides a more accurate presentation for the readers of our financial statements; and have also reclassified the 2004 and 2003 presentation to consistently reflect the new classification. This reclassification lowered the gross profit margins and the operating and administrative expense percentages above by 0.8% points, 0.7% points, and 0.7% points in the years ended 2005, 2004, and 2003, respectively.

Gross profit margins for the twelve months of 2005 and 2004 were similar. The gross margin in 2005 was reduced by the greater inflation cost in steel-based products flowing through cost of sales. This impact was expected, and reflects product costs in the last three to six month 'turn period' of inventory in a 'first-in, first-out' inventory costing model. This impact was more than offset by an improvement in the gross profit associated with net freight revenue since May 2005 and a reduction in outside freight costs in the fourth quarter of 2005 due to the freight initiatives discussed earlier.

The improvement in the gross profit margin in 2004 from 2003 resulted from several factors including (1) rising steel prices; (2) the strength of our fastener products in the improving economy, our product line with highest gross profit margin percentage; (3) vendor incentive programs, including vendor freight allowances, early payment discounts, and rebates; and (4) improvements in freight costs, primarily inbound.

Operating and Administrative Expenses— Operating and administrative expenses as a percent of net sales were as follows:

2005	32.2%
2004	32.9%
2003	34.8%

Operating and administrative expenses grew at a slower rate than net sales growth during 2005 and 2004. This was primarily due to the tight management of employee numbers throughout the organization. See reclassification note under gross profit margins discussed earlier.

Payroll and related costs represent approximately 68%, 69%, and 69% of operating and administrative expenses in 2005, 2004, and 2003, respectively. In 2005 and 2004, payroll and related costs increased at a rate which was less than the rate of increase in net sales. Effective management of this expense allows us to leverage the sales growth more effectively. This tight management was significant, given the store expansion (discussed elsewhere). We will continue to manage headcount in a similar fashion and expect to maintain most of the labor efficiency. We were pleased with our organization's ability to manage operating and administrative expenses in 2005, while also contributing approximately $2.5 to our annual profit sharing contribution for our employees' 401(k) plan (RRSP in Canada). This contribution was a new program introduced in 2005.

The changes in payroll and related costs were due to the following increases (decreases) in the average number of employees:

	2005	2004	2003
Sales personnel	16.2%	13.8%	1.6%
Support personnel	19.2%	21.2%	(13.2%)

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

The 2005 and 2004 increase in the average number of support people was due to an increase in the overall store count and increasing sales growth. The 2003 drop in the average number of support employees was amplified by two events: (1) the sale of the DIY Business, which resulted in a drop of approximately 194 employees (or 8.0%) and (2) tight management of employee head count.

In 2005, 2004, and 2003, the rate of increase in occupancy costs was greater than the rate of increase in net sales. Occupancy costs increased due to (1) a 14.5%, 16.7% and 12.4% increase in the number of store locations in 2005, 2004, and 2003, respectively, and (2) the upgrade of store locations in connection with the store upgrade initiative (formerly referred to as CSP).

The loss on sale of property and equipment in all years came primarily from the sale of used vehicles.

Net earnings—Net earnings, growth rates in net earnings, and net earnings per share (EPS), were as follows:

	2005	2004	2003
Net earnings	$166.8	131.0	84.1
Percentage change	27.4%	55.7%	11.4%
Basic EPS	$ 1.10	0.86	0.56
Diluted EPS	$ 1.10	0.86	0.56

During 2005 and 2004, the net earnings growth rate was greater than that of net sales primarily because of the earlier mentioned impact of payroll and related costs, and, in the case of 2005 and 2004, the improvements in gross profit margins.

Working Capital— Two components of working capital, accounts receivable and inventories, improved during 2005. The annual rate of growth and dollar increase were as follows at December 31, 2005 and 2004:

Annual growth rate	2005	2004
Accounts receivable	13.0%	26.2%
Inventories	17.6%	32.0%

Dollar growth rate	2005	2004
Accounts receivable	$21.1	33.7
Inventories	$54.2	74.4

These two assets were impacted by our initiatives to improve working capital. These initiatives include (1) the establishment of a centralized call center to facilitate accounts receivable management (this facility became operational early in 2005) and (2) the tight management of all inventory amounts not identified as either planned store inventory (see earlier reference regarding CSP), new expanded inventory, or inventory necessary for upcoming store openings.

The accounts receivable increase of 13.0% represents a meaningful lag behind the 23.0% and 20.6% sales increase in 2005 and the fourth quarter 2005, respectively. We are pleased with the improvements in accounts receivable in 2005, and with the related reduction in bad debt expense when compared to 2004.

The inventory increase for the twelve months of 2005 was higher than our goal of 15%. The $16.0 of additional inventory for store openings and store conversions was expected. However, during 2005 we also added inventory related to the CSP2 initiative. This item amounted to approximately $3.5.

Overall, our initiatives are having a positive impact on accounts receivable and inventory. Our 2005 goals centered on our ability to move the ratio of annual sales to accounts receivable and inventory (Annual Sales : AR&I) back to better than a 3.0:1 ratio (on December 31, 2005 and 2004 we had a ratio of 2.8:1 and 2.6:1, respectively). Historically, we have been able to achieve a 20% after tax return on total assets (our internal goal) when our Annual Sales : AR&I ratio is at or above 3.0:1.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Stock Repurchase— In April 2005, the Company issued a press release announcing the Board of Directors had authorized purchases by the Company of up to 760,000 shares of its Common Stock. The Company purchased 700,000 shares of its outstanding stock at approximately $26.75 per share in late April 2005.

Effects of Inflation— Price inflation related to certain products positively impacted net sales in 2004 and, to a lesser degree, in 2005. Price deflation related to certain products negatively impacted net sales in 2003.

Critical Accounting Policies— The Company's estimates related to certain assets and liabilities are an integral part of the consolidated financial statements. These estimates are considered critical because they require subjective and complex judgments.

Allowance for doubtful accounts – This reserve is for accounts receivable balances that are potentially uncollectible. The reserve is based on (1) an analysis of customer accounts and (2) the Company's historical experience with accounts receivable write-offs. The analysis includes the aging of accounts receivable, the financial condition of a customer or industry, and general economic conditions. Historically, results have reflected the reserves previously recorded. Management believes the results could be materially different if historical trends do not reflect actual results or if economic conditions worsened for the Company's customers.

Inventory reserve – This reserve is for potentially obsolete inventory and shrinkage. The reserve is based on an analysis of inventory trends. The analysis includes inventory levels, sales information, physical inventory counts, cycle count adjustments, and the on-hand quantities relative to the sales history for the product. Historically, results have reflected the reserves previously recorded. Management believes the results could be materially different if historical trends do not reflect actual results.

Health insurance reserve – This reserve is for incurred but not reported and reported and unpaid health claims. The reserve is based on an analysis of external data related to the Company's historical claim reporting trends. Historically, results have reflected the reserves previously recorded. Management believes the results could be materially different if historical trends do not reflect actual results.

General insurance reserve – This reserve is for general claims related to worker's compensation, property and casualty losses, and other self-insured losses. The reserve is based on an analysis of external data related to the Company's historical general claim trends. Management believes the results could be materially different if historical trends do not reflect actual results.

Liquidity and Capital Resources

Net cash provided by operating activities was:

2005	$121.9
2004	$ 57.4
2003	$ 90.6

The 2005 increase in net cash provided by operating activities was primarily due to the impact of improvements in working capital management in both accounts receivable and inventory (discussed previously). The 2004 decrease in net cash provided by operating activities was primarily due to the increase in inventories.

The percentage mix of inventory stocked at the store versus the distribution center (DC) locations was as follows on December 31:

	2005	2004	2003
Store	65%	64%	67%
DC	35%	36%	33%
Total	100%	100%	100%

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

New stores open with the standard store model which consists of a core stocking level of approximately $62 thousand per location. This inventory level will grow as the level of business in a store grows. The Company operated 30 stores under its Customer Service Project 2 (CSP2) format on December 31, 2005. This model consists of a core stocking mode of $120 thousand per location, plus inventory necessary to support specific customer needs.

Net cash used in investing activities was:

2005	$33.6
2004	$43.5
2003	$39.7

The 2005 decrease is primarily due to a decrease in marketable securities of $22.2 offset by an increase in property and equipment expenditures of approximately $13.2. The 2004 increase in net cash used in investing activities resulted primarily from the increase in purchases of capital equipment and the reduction in marketable securities.

The Company had future commitments for leased facilities and for leased vehicles at December 31, 2005. The Company had $9.7 of long-term debt related to an Industrial Revenue Bond (IRB) at December 31, 2005 and 2004. The future contractual cash obligations related to the commitments are as follows:

	Total	2006	2007 & 2008	2009 & 2010	After 2010
Facilities	138.1	46.6	67.1	24.4	—
Vehicles	19.8	12.6	7.2	—	—
IRB	9.7	—	—	—	9.7
Total	167.6	59.2	74.3	24.4	9.7

Property and equipment expenditures in 2005 consisted of: (1) the purchase of software and hardware for Fastenal's information processing systems, (2) the addition of certain pickup trucks, (3) the purchase of signage, shelving, and other fixed assets related to store openings and conversion of existing stores to the expected inventory stocking model (formerly referred to as CSP) or to the CSP2 stocking model, (4) the addition of manufacturing and warehouse equipment, (5) the expansion or improvement of certain owned or leased store properties, (6) the expansion of Fastenal's distribution/trucking fleet, and (7) a building for a distribution center in Modesto, California. Disposals of property and equipment consist of the planned disposition of certain pickup trucks, semi-tractors, and trailers in the normal course of business; and the disposal of the real estate relating to several store locations.

The Company declared a semi-annual dividend of $.20 per share on January 19, 2006. The Company paid an annual dividend per share of $.31, $.20, and $.105 in 2005, 2004, and 2003, respectively.

The Company expects to incur approximately $70 in total capital expenditures in 2006, consisting of approximately $24 for manufacturing, warehouse and packaging equipment and facilities, $12 for shelving and related supplies for the Company's CSP and CSP2 implementation, $12 for data processing equipment, $10 for store buildings and improvement to store buildings, and $12 for vehicles. The Company has expanded the number of owned store locations over the last several years, and expects to purchase additional locations in the future. As of December 31, 2005, the Company had no material outstanding commitments for capital expenditures.

Management anticipates funding its current expansion plans with cash generated from operations, from available cash and cash equivalents, and, to a lesser degree, from its borrowing capacity. In addition to opening new sites in the United States, the Company plans to continue opening additional store locations in its foreign markets.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Market Risk Management

The Company is exposed to certain market risks from changes in interest rates and foreign currency exchange rates. Changes in these factors cause fluctuations in the Company's earnings and cash flows. The Company evaluates and manages exposure to these market risks as follows:

(1) Foreign Currency Exchange Rates – Foreign currency fluctuations can affect the Company's net investments and earnings denominated in foreign currencies. The Company's primary exchange rate exposure is with the Canadian dollar against the United States dollar. The Company's estimated net earnings exposure for foreign currency exchange rates was not material at December 31, 2005.

(2) Commodities – The Company buys and sells various types of steel products which consist primarily of different types of threaded fasteners. During the last decade, there has been nominal movement in overall product pricing, with some deflation occurring in the wake of the economic crisis of the Far East markets that occurred in the late 1990's. This trend reversed to inflation in late 2003 and early 2004. Fluctuations in pricing of certain commodities like steel can affect the Company's cost structure and pricing. The Company is exposed to the impact of commodity steel pricing and its related ability to pass through the impacts to its end customers.

Geographic Information

Information regarding the Company's revenues, long-lived assets, and deferred tax assets by geographic area is set forth in note 10 to the Notes to Consolidated Financial Statements. Risks related to the Company's foreign operations are described under "Certain Risks and Uncertainties" below.

Certain Risks and Uncertainties

Certain statements in this Annual Report, in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2005, in future filings by the Company with the Securities and Exchange Commission, in the Company's press releases and in oral statements made by or with approval of the Company's executive officers constitute or will constitute "forward-looking statements" under the Reform Act. The following factors are among those that could cause the Company's actual results to differ materially from those predicted in such forward-looking statements: (i) an upturn or downturn in the economy could impact sales at existing stores, the rates of new store openings, additions of new employees, the time it typically takes a new store to achieve profitability, and the conversion of stores to the CSP2 format, (ii) an upturn or downturn in the economy, a change in product mix, a change in inbound inventory costs, a change in the ability to increase selling prices in response to increased inventory costs, and a change in inventory buying patterns could impact gross margins, (iii) a change, from that projected, in the number of markets able to support future store sites could impact the rates of new store openings and additions of new employees, (iv) the ability of the Company to develop product expertise at the store level, to identify future products and product lines that complement existing products and product lines, to transport and store certain hazardous products and to otherwise integrate new products and product lines into the Company's existing stores and distribution network could impact sales and margins, (v) increases or decreases in fuel and utility costs could impact distribution and occupancy expenses of the Company, (vi) the ability of the Company to successfully attract and retain qualified personnel to staff the

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

Company's stores could impact sales at existing stores and the rate of new store openings, (vii) changes in governmental regulations related to product quality or product source traceability could impact the cost to the Company of regulatory compliance, (viii) inclement weather could impact the Company's distribution network, (ix) foreign currency fluctuations, changes in trade relations, or fluctuations in the relative strength of foreign economies could impact the ability of the Company to procure products overseas at competitive prices and the Company's foreign sales, (x) changes in the rate of new store openings could impact expenditures for computers and other capital equipment, (xi) changes in the stocking and buying patterns related to product, both domestic and imported, could result in the Company being unable to reduce its distribution center inventories to the extent anticipated and the Company failing to achieve inventory turns in the future similar to those before the CSP initiative began and have a negative impact on cash flows from investing activities, (xii) actions of competitors, suppliers, and customers could impact the Company's ability to raise prices, (xiii) disruption related to the CSP2 implementation could cause expenses and investments to increase, which in turn could cause the Company to reevaluate implementation of the project, (xiv) a change in the economy from that currently being experienced, a change in buying patterns, a change in forecast or a change in vendor production lead times could cause working capital (including inventory) to change from expected amounts, (xv) changes in accounts receivable collections, (xvi) changes in the number of markets served by sales specialists, and (xvii) a change in the number of markets able to support future store sites could change the management of headcount, which in turn, together with changes in sales growth and store openings, could impact labor efficiency.

New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, *Share-Based Compensation,* which supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a release announcing the adoption of a new rule delaying the required implementation of SFAS No. 123R. Under this new rule, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements. We are currently evaluating the provisions of SFAS No. 123R and will adopt it in the first quarter of 2006, as required. The estimated impact is limited to the first two quarters of 2006, as all outstanding options vest on June 1, 2006. The expensing of options will add approximately $136 thousand and $95 thousand of compensation expense to our first and second quarters, respectively.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets.* SFAS No. 153 is an amendment to APB Opinion No. 29, *Accounting for Nonmonetary Transactions.* SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted the provisions of SFAS No. 153 on July 1, 2005. The adoption of this Statement did not have a material impact on our 2005 consolidated results of operations or financial condition.

(Dollar Amounts in Millions except Per Share Information and as Otherwise Noted)

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS Statement No. 143* (FIN No. 47). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement are conditional on a future event. We adopted the provisions of FIN No. 47 on November 1, 2005. The adoption of this Interpretation did not have a material impact on our 2005 consolidated results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Correction Replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes* (Opinion 20), and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are required to adopt the provision of SFAS No. 154 as of June 1, 2006, although earlier adoption is permitted. We are currently evaluating the provisions of SFAS No. 154.

2005 | *Consolidated Balance Sheets*

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 56,204	33,503
Marketable securities	669	5,496
Trade accounts receivable net of allowance for doubtful accounts of $3,875 and $5,181, respectively	183,556	162,500
Inventories	361,561	307,333
Deferred income tax asset	9,925	6,494
Other current assets	37,093	27,868
Total current assets	649,008	543,194
Marketable securities	13,228	35,468
Property and equipment, less accumulated depreciation	224,448	193,446
Other assets, net	3,351	3,254
Total assets	$890,035	775,362
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 38,572	39,276
Accrued expenses	50,258	36,761
Income taxes payable	2,708	274
Total current liabilities	91,538	76,311
Deferred income tax liability	14,948	14,682
Stockholders' equity:		
Preferred stock, 5,000 shares authorized	—	—
Common stock, 200,000 shares authorized 151,055 and 151,755 shares issued, respectively	1,511	1,518
Additional paid-in capital	—	12,934
Retained earnings	776,598	662,517
Accumulated other comprehensive income	5,440	7,400
Total stockholders' equity	783,549	684,369
Commitments (notes 5, 8, and 9)		
Total liabilities and stockholders' equity	$890,035	775,362

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	2005	2004	2003
Net sales	$1,523,333	1,238,492	994,928
Cost of sales	765,230	622,606	512,825
Gross profit	758,103	615,886	482,103
Operating and administrative expenses	489,792	408,077	346,649
Loss on sale of property and equipment	447	652	317
Operating income	267,864	207,157	135,137
Interest income	1,192	1,179	1,199
Earnings before income taxes	269,056	208,336	136,336
Income tax expense	102,242	77,347	52,216
Net earnings	$ 166,814	130,989	84,120
Basic and diluted earnings per share	$ 1.10	.86	.56
Basic-weighted average shares outstanding	151,270	151,755	151,755
Diluted-weighted average shares outstanding	151,508	151,972	151,785

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount				
Balances as of December 31, 2002	151,755	$1,518	6,713	493,693	(2,053)	499,871
Dividends paid in cash	—	—	—	(15,935)	—	(15,935)
Tax benefit from exercise of stock options	—	—	1,973	—	—	1,973
Net earnings for the year	—	—	—	84,120	—	84,120
Translation adjustment	—	—	—	—	6,711	6,711
Total comprehensive income						90,831
Balances as of December 31, 2003	151,755	$1,518	8,686	561,878	4,658	576,740
Dividends paid in cash	—	—	—	(30,350)	—	(30,350)
Tax benefit from exercise of stock options	—	—	4,248	—	—	4,248
Net earnings for the year	—	—	—	130,989	—	130,989
Change in marketable securities	—	—	—	—	63	63
Translation adjustment	—	—	—	—	2,679	2,679
Total comprehensive income						133,731
Balances as of December 31, 2004	151,755	$1,518	12,934	662,517	7,400	684,369
Dividends paid in cash	—	—	—	(46,935)	—	(46,935)
Purchase of common stock	(700)	(7)	(12,934)	(5,798)	—	(18,739)
Net earnings for the year	—	—	—	166,814	—	166,814
Change in marketable securities	—	—	—	—	(279)	(279)
Translation adjustment (net of tax effect of $3,572)	—	—	—	—	(1,681)	(1,681)
Total comprehensive income						164,854
Balances as of December 31, 2005	151,055	$1,511	—	776,598	5,440	783,549

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

	2005	2004	2003
Cash flows from operating activities:			
Net earnings	$166,814	130,989	84,120
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation of property and equipment	29,006	23,643	20,444
Loss on sale of property and equipment	447	652	317
Bad debt expense	5,933	6,931	5,857
Deferred income taxes	(3,165)	(1,520)	3,503
Tax benefit from exercise of stock options	—	4,248	1,973
Amortization of non-compete agreement	67	67	67
Changes in operating assets and liabilities:			
Trade accounts receivable	(26,989)	(40,675)	(29,060)
Inventories	(54,228)	(74,449)	(15,622)
Other current assets	(9,225)	(9,090)	205
Accounts payable	(704)	(848)	14,341
Accrued expenses	13,497	14,612	(3,508)
Income taxes, net	2,434	338	1,774
Other	(1,975)	2,539	6,212
Net cash provided by operating activities	121,912	57,437	90,623
Cash flows from investing activities:			
Purchase of property and equipment	(65,910)	(52,687)	(50,246)
Proceeds from sale of property and equipment	5,455	4,499	4,184
Proceeds of Industrial Revenue Bond	—	3,200	—
Purchase of Industrial Revenue Bond	—	(3,200)	—
Net decrease in marketable securities	27,067	4,903	6,535
Increase in other assets	(164)	(252)	(206)
Net cash used in investing activities	(33,552)	(43,537)	(39,733)
Cash flows from financing activities:			
Purchase of common stock	(18,739)	—	—
Payment of dividends	(46,935)	(30,350)	(15,935)
Net cash used in financing activities	(65,674)	(30,350)	(15,935)
Effect of exchange rate changes on cash	15	203	499
Net increase (decrease) in cash and cash equivalents	22,701	(16,247)	35,454
Cash and cash equivalents at beginning of year	33,503	49,750	14,296
Cash and cash equivalents at end of year	$ 56,204	33,503	49,750
Supplemental disclosure of cash flow information:			
Cash paid during each year for income taxes	$106,545	74,281	50,442

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

1 Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Fastenal Company and its wholly-owned subsidiaries (collectively referred to as the Company). All material intercompany balances and transactions have been eliminated in consolidation.

Reclassifications

Certain amounts from prior years' financial statements have been reclassified to conform to the current year presentation.

Revenue Recognition and Accounts Receivable

Net sales include products, services, and freight and handling costs billed; net of any related sales incentives paid to customers and net of an estimate for product returns. The Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of ownership have passed, the sales price is fixed or determinable, and collectibility is probable. These criteria are met at the time the product is shipped to, or picked up by, the customer. The Company recognizes billings for freight and handling charges at the time the products are shipped to, or picked up by, the customer. The Company recognizes services at the time the service is provided to the customer. The Company estimates product returns based on historical return rates. Accounts receivable are stated at their estimated net realizable value. The allowance for doubtful accounts is based on an analysis of customer accounts and the Company's historical experience with accounts receivable write-offs.

Financial Instruments

All financial instruments are carried at amounts that approximate estimated fair value.

Cash Equivalents

For purposes of the Consolidated Statements of Cash Flows, the Company considers all highly-liquid debt instruments purchased with original maturities of three months or less to be cash equivalents.

Inventories

Inventories, consisting of merchandise held for resale, are stated at the lower of cost (first in, first out method) or market.

Marketable Securities

Marketable securities as of December 31, 2005 and 2004 consist of debt securities. The Company classifies its debt securities as available-for-sale. Available-for-sale securities are recorded at fair value based on current market value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings, but are included in comprehensive income, and are reported as a separate component of stockholders' equity until realized, provided that a decline in the market value of any available-for-sale security below cost that is deemed other than temporary is charged to earnings resulting in the establishment of a new cost basis for the security.

Property and Equipment

Property and equipment are stated at cost. Depreciation on buildings and equipment is provided for using the straight-line method over the anticipated economic useful lives of the related property.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Summary of Significant Accounting Policies, continued

Leases

The Company leases space under non-cancelable operating leases for its California, Utah, and Washington distribution centers, and certain store sites with initial terms of one to 60 months. Most store sites have initial lease terms of 36 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements on operating leases are amortized over a 36-month period. The Company leases certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a 72-month term and include an early buy out clause, which the Company generally exercises, thereby giving the leases an effective term of 12-15 months.

Other Assets and Long-Lived Assets

Other assets consist of prepaid security deposits, goodwill and a non-compete agreement.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Net goodwill was $1,400 in all three years. The non-compete is amortized on a straight-line basis over 15 years. Net non-compete was $491, $558, and $625 on December 31, 2005, 2004, and 2003, respectively. Total non-compete amortization costs were $67 per year in 2005, 2004, and 2003.

Goodwill and other tangible and identifiable intangible long-lived assets are reviewed whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, or on an annual basis if no event or change occurs, to determine that the unamortized balances are recoverable. Recoverability is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset, and, in the case of goodwill, by also looking at an adverse change in legal factors or the business climate, a transition to a new product or services strategy, a significant change in the customer base, and/or a realization of failed marketing efforts. If the asset is deemed to be impaired, the amount of impairment is charged to earnings as a part of operating and administrative expenses in the current period. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Accounting Estimates

The preparation of financial statements in conformity with the United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Insurance Reserves

The Company is self-insured for certain losses relating to medical, worker's compensation, and other casualty losses. Specific stop loss coverage is provided for catastrophic claims in order to limit exposure to significant claims. Losses and claims are charged to operations when it is probable a loss has been incurred and the amount can be reasonably estimated. Accrued insurance liabilities are based on claims filed and estimates of claims incurred but not reported.

Product Warranties

The Company offers a basic limited warranty for certain of its products. The specific terms and conditions of those warranties vary depending upon the product sold. The Company typically recoups these costs through product warranties it holds with its original equipment manufacturers. The Company's warranty expense has historically been minimal.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Summary of Significant Accounting Policies, continued

Stockholders' Equity and Stock-Based Compensation

During the three-year period ended December 31, 2005, the Company had two stock option employee compensation plans. Certain employees of the Company have been granted options to purchase Common Stock of the Company under either the Fastenal Company Stock Option Plan (Fastenal Option Plan) or the Robert A. Kierlin Stock Option Plan (RAK Option Plan). The Fastenal Option Plan was approved by the shareholders of the Company in April 2003. The Company granted options under the Fastenal Option Plan in May 2003. The RAK Option Plan was sponsored by one of the Company's founders, Robert A. Kierlin, and did not involve a commitment by the Company. Mr. Kierlin granted options under the RAK Option Plan in 2002, 2001, and 2000. All options granted by Mr. Kierlin under the RAK Option Plan not previously exercised have expired, and Mr. Kierlin has indicated that he does not intend to grant any additional options under the RAK Option Plan in the future.

The Company accounts for both the RAK Option Plan and the Fastenal Option Plan under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 148, *Accounting for Stock-Based Compensation — Transition and Disclosure*. SFAS No. 148 amends the disclosure requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*.

No stock-based employee compensation cost is reflected in net income as all options to purchase Common Stock of the Company granted under these two plans had an exercise price equal to, or greater than, the market value of the underlying Common Stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 for all awards:

	2005	2004	2003
Net earnings, as reported	$166,814	130,989	84,120
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	560	891	1,754
Pro forma net earnings	$166,254	130,098	82,366
Basic earnings per share	$ 1.10	.86	.56
Diluted earnings per share	$ 1.10	.86	.56
Pro forma basic earnings per share	$ 1.10	.86	.54
Pro forma diluted earnings per share	$ 1.10	.86	.54

The fair value of each stock option is estimated as of the grant date using the Black-Scholes option-pricing model. The assumptions used and the estimated fair values are as follows:

Year of grant	Risk-free interest rate	Expected life of option in years	Expected dividend yield	Expected stock volatility	Estimated fair value of stock option
2003	4.5%	3.42	0.2%	30.33%	$ 3.78
2002	4.5%	2.66	0.2%	27.03%	$ 3.33
2001	5.0%	2.75	0.2%	37.66%	$ 4.04
2000	6.0%	2.75	0.2%	42.29%	$ 2.89

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Summary of Significant Accounting Policies, continued

Income Taxes

The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, *Reporting Comprehensive Income*, which establishes standards for the reporting of comprehensive income and its components. The components of comprehensive income are as follows:

	2005	2004	2003
Net earnings, as reported	$166,814	130,989	84,120
Change in marketable securities	(279)	63	—
Translation adjustment	(1,681)	2,679	6,711
Comprehensive income	$164,854	133,731	90,831

Earnings Per Share

Basic net earnings per share is calculated using net earnings available to common stockholders divided by the weighted average number of shares of Common Stock outstanding during the year. Diluted net earnings per share is similar to basic net earnings per share except that the weighted average number of shares of Common Stock outstanding plus the assumed issuance of contingent shares is increased to include the number of additional shares of Common Stock that would have been outstanding assuming the issuance of all potentially dilutive shares, such as Common Stock to be issued upon exercise of options. The following table presents a reconciliation of the denominators used in the computation of basic and diluted earnings per share related to the Fastenal Option Plan:

	2005	2004	2003
Basic—weighted shares outstanding	151,270	151,755	151,755
Weighted shares assumed upon exercise of stock options	238	217	30
Diluted—weighted shares outstanding	151,508	151,972	151,785

Segment Reporting

The Company has reviewed SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, and determined the Company meets the aggregation criteria outlined as the various operations of the Company have similar (1) economic characteristics, (2) products and services, (3) customers, (4) distribution channels, and (5) regulatory environments. Therefore the Company reports as a single business segment.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

2 Investments

Available-for-sale securities at December 31 consist of the following:

2005:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal mortgage backed security	$ 10,000	—	(279)	9,721
State and municipal bonds	3,644	—	—	3,644
Corporate bonds	—	—	—	—
Certificates of deposit or money market	532	—	—	532
Total available-for-sale securities	$ 14,176	—	(279)	13,897

2004:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Federal mortgage backed security	$ 10,000	—	(120)	9,880
State and municipal bonds	14,901	80	—	14,981
Corporate bonds	13,034	104	—	13,138
Certificates of deposit or money market	2,966	—	(1)	2,965
Total available-for-sale securities	$ 40,901	184	(121)	40,964

The Company recorded gains related to the Company's available-for-sale securities. These gains were immaterial in 2005, 2004, and 2003. Gains and losses from the sale of investments are calculated based on the specific identification method.

Maturities of the Company's available-for-sale securities at December 31, 2005 consist of the following:

	Less than 12 months		Greater than 12 months	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Federal mortgage backed security	$ —	—	10,000	9,721
State and municipal bonds	137	137	3,507	3,507
Certificates of deposit or money market	532	532	—	—
Total available-for-sale securities	$ 669	669	13,507	13,228

3 Property and Equipment

Property and equipment as of December 31 consists of the following:

	Depreciable life in years	2005	2004
Land	—	$ 19,649	15,968
Buildings and improvements	31 to 39	106,393	83,628
Equipment and shelving	3 to 10	191,013	171,068
Transportation equipment	3 to 5	26,355	18,995
Construction in progress	—	13,916	21,865
		357,326	311,524
Less accumulated depreciation		(132,878)	(118,078)
Net property and equipment		$ 224,448	193,446

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

4 Accrued Expenses

Accrued expenses as of December 31 consist of the following:

	2005	2004
Payroll and related taxes	$10,876	9,385
Bonuses and commissions	8,485	7,350
Profit sharing contribution	2,532	—
Insurance	12,533	6,468
Sales and real estate taxes	5,350	4,266
Vehicle loss reserve and deferred rebates	5,113	5,128
Other	5,369	4,164
	$50,258	36,761

5 Stockholders' Equity

Preferred Stock has a par value of $.01 per share. There were 5,000 shares authorized and no shares issued as of December 31, 2005 and 2004. Common Stock has a par value of $.01 per share. There were 200,000 shares authorized and 151,055 shares issued and outstanding as of December 31, 2005 and 200,000 shares authorized and 151,755 shares issued and outstanding as of 2004.

Dividends

On January 19, 2006, the Company's board of directors declared a semi-annual dividend of $.20 per share of Common Stock to be paid in cash on March 3, 2006 to shareholders of record at the close of business on February 20, 2006.

Stock Split

On October 11, 2005 the Company's board of directors approved a 2-for-1 stock split of the Company's outstanding common stock.

Stock Options

In 2003, options were granted, under the Fastenal Option Plan, to purchase shares of Common Stock. In 2002, 2001, and 2000, options were granted, under the RAK Option Plan, to purchase shares of Common Stock owned by one of the Company's founders, Robert A. Kierlin. The individuals eligible to receive options in all years included those employees with three or more years of service, or employed as a district manager or a store manager, on the last business day of December of the previous year. The options were granted with an exercise price equal to or greater than fair market value on the date of grant. The RAK Option Plan was sponsored by one of the Company's founders and does not involve a commitment by the Company.

Stock option activity under all plans is as follows:

Year of grant	Exercise price per share	Number of options granted	Options cancelled since grant	Options exercised	Year options vest[3]
2003[1]	$ 20.00	930	(284)	—	2006
2002[2]	$ 17.50	1,640	(616)	1,024	2004
2001[2]	$ 13.75	1,400	(478)	922	2003
2000[2]	$ 13.75	2,902	(776)	2,126	2002

1 Granted by the Company under the Fastenal Option Plan.

2 Granted by Robert A. Kierlin under the RAK Option Plan.

3 The options vest during the year indicated. The participants have six months to exercise, or forfeit, the vested options. All unused vested options expire no later than December 31 of the vesting year.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

6 Retirement Savings Plan

The Fastenal Company and Subsidiaries 401(k) Plan covers all employees of the Company in the United States. The general purpose of this plan is to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company contributed $2,532 to its employee's retirement accounts for 2005. Approximately $2,462 was contributed to the 401(k) plan with the balance to foreign employees. The Company made no contributions in 2004 or 2003.

7 Income Taxes

Earnings (losses) before income taxes were derived from the following sources:

	2005	2004	2003
Domestic	$273,145	204,045	134,567
Foreign	(4,089)	4,291	1,769
	$269,056	208,336	136,336

Components of income tax expense (benefit) are as follows:

2005:	Current	Deferred	Total
Federal	$ 94,323	(4,495)	89,828
State	12,992	(614)	12,378
Foreign	—	36	36
	$107,315	(5,073)	102,242

2004:	Current	Deferred	Total
Federal	$ 66,732	(463)	66,269
State	9,709	(118)	9,591
Foreign	1,959	(472)	1,487
	$ 78,400	(1,053)	77,347

2003:	Current	Deferred	Total
Federal	$ 41,767	3,004	44,771
State	6,313	454	6,767
Foreign	633	45	678
	$ 48,713	3,503	52,216

Income tax expense in the accompanying consolidated financial statements differs from the expected expense as follows:

	2005	2004	2003
Federal income tax expense at the "expected" rate of 35%	$ 94,170	72,918	47,718
Increase (decrease) attributed to:			
State income taxes, net of federal benefit	8,046	6,234	4,399
Resolution of state tax matters	—	(1,821)	—
Other, net	26	16	99
Total income tax expense	$102,242	77,347	52,216

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Income Taxes, continued

The tax effects of temporary differences that give rise to deferred tax assets and liabilities as of December 31 are as follows:

	2005	2004
Deferred tax asset (liability):		
Inventory costing and valuation methods	$ 3,540	2,465
Allowance for doubtful accounts receivable	1,473	2,080
Insurance claims payable	4,077	1,975
Fixed assets	(13,263)	(15,156)
Promotions payable	861	—
Other, net	(1,711)	448
Net deferred tax liability	$ (5,023)	(8,188)

No valuation allowance for deferred tax assets was necessary as of December 31, 2005 and 2004. The character of the deferred tax assets is such that they can be realized through carryback to prior tax periods or offset against future taxable income.

During 2005, 2004, and 2003, $0, $4,248, and $1,973, respectively, were added to additional paid-in capital reflecting the permanent book to tax difference in accounting for tax benefits related to employee stock option transactions.

8 Operating Leases

The Company leases space under non-cancelable operating leases for its California, Utah, and Washington distribution centers, and certain store sites with initial terms of one to 60 months. Most store sites have initial lease terms of 36 months. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Any such terms are recognized as rent expense over the term of the lease. Further, the leases do not contain contingent rent provisions. Leasehold improvements, with a net book value of $2,664 at December 31, 2005, on operating leases are amortized over a 36-month period. The Company leases certain semi-tractors and pick-ups under operating leases. The semi-tractor leases typically have a 36-month term. The pick-up leases typically have a 72-month term and include an early buy out clause the Company generally exercises, thereby giving the leases an effective term of 12-15 months. Future minimum annual rentals for the leased facilities and the leased vehicles are as follows:

	Leased Facilities	Leased Vehicles	Total
2006	$ 46,636	12,561	59,197
2007	38,193	6,605	44,798
2008	28,861	650	29,511
2009	17,703	—	17,703
2010 and thereafter	6,728	—	6,728
	$138,121	19,816	157,937

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

Operating Leases, continued

Rent expense under all operating leases is as follows:

	Leased Facilities	Leased Vehicles	Total
2005	$45,613	17,414	63,027
2004	$33,557	13,674	47,231
2003	$26,438	12,912	39,350

Certain operating leases for vehicles contain residual value guarantee provisions which would become due at the expiration of the operating lease agreement if the fair value of the leased vehicles is less than the guaranteed residual value. The aggregate residual value at lease expiration, of the leases that contain residual value guarantees, is approximately $9,493. The Company believes the likelihood of funding the guarantee obligation under any provision of the operating lease agreements is remote, except for a $2,098 loss on disposal reserve provided at December 31, 2005.

9 Commitments

During 2001, the Company completed the construction of a new building for its Kansas City warehouse, and completed an expansion of this warehouse in 2004. The Company was required to obtain financing for the construction and expansion of this facility under an Industrial Revenue Bond (IRB). The Company subsequently purchased 100% of the outstanding bonds under the IRB at par. In addition to purchasing the outstanding obligations, the Company has a right of offset included in the IRB debt agreement. Accordingly, the Company has netted the impact of the IRB in the accompanying consolidated financial statements. The outstanding balance of the IRB was $9,733 at December 31, 2005 and 2004.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

10 Geographic Information

The Company's revenues, long-lived assets, and deferred income tax asset relate to the following geographic areas:

Revenues	2005	2004	2003
United States	$1,427,605	1,173,422	949,925
Canada	76,783	52,546	36,695
Other foreign countries	18,945	12,524	8,308
	$1,523,333	1,238,492	994,928

Long-Lived Assets	2005	2004	2003
United States	$ 218,468	188,637	166,650
Canada	8,261	7,547	5,722
Other foreign countries	1,070	516	250
	$ 227,799	196,700	172,622

Deferred Income Tax Asset	2005	2004	2003
United States	$ 9,925	6,494	4,154
Canada	—	—	—
Other foreign countries	—	—	—
	$ 9,925	6,494	4,154

Accounting policies of the operations in the various geographic areas are the same as those described in the summary of significant accounting policies. Long-lived assets consist of property and equipment, location security deposits, goodwill, and other intangibles. Revenues are attributed to countries based on the location of the store from which the sale occurred. No single customer represents more than 10% of our consolidated net sales.

11 Sales by Product Line

The percentage of the Company's net sales by product line were as follows:

	Introduced	2005	2004	2003
Fasteners[1]	1967	53.7%	55.6%	54.8%
Tools	1993	10.5%	10.9%	11.4%
Cutting Tools	1996	4.6%	5.0%	5.4%
Hydraulics & Pneumatics	1996	6.1%	6.1%	6.3%
Material Handling	1996	6.4%	6.8%	7.0%
Janitorial Supplies	1996	4.7%	3.5%	3.6%
Electrical Supplies	1997	3.3%	3.2%	2.9%
Welding Supplies	1997	3.4%	3.3%	3.1%
Safety Supplies	1999	5.0%	4.8%	4.8%
Metals	2001	0.6%	0.5%	0.3%
Direct Ship[2]	2004	1.5%	0.1%	—
Other		0.2%	0.2%	0.4%
		100.0%	100.0%	100.0%

1 Fastener product line represents fasteners and miscellaneous supplies.

2 Direct Ship represents a cross section of products from the ten product lines. The items included here represent certain items with historically low margins which are shipped direct.

(Dollar and Share Amounts in Thousands except Per Share Information and as Otherwise Noted)

12 New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, *Share-Based Compensation,* which supersedes Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock Issued to Employees,* and its related implementation guidance. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services through share-based payment transactions. SFAS No. 123R requires a public entity to measure the cost of employee services received in exchange for the award of equity investments based on the fair value of the award at the date of grant. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. On April 14, 2005, the Securities and Exchange Commission issued a release announcing the adoption of a new rule delaying the required implementation of SFAS No. 123R. Under this new rule, SFAS No. 123R is effective as of the beginning of the first annual reporting period that begins after June 15, 2005. The impact on net earnings as a result of the adoption of SFAS No. 123R, from a historical perspective, can be found in Note 1 to the Consolidated Financial Statements. We are currently evaluating the provisions of SFAS No. 123R and will adopt it in the first quarter of 2006, as required. The estimated impact is limited to the first two quarters of 2006, as all outstanding options vest on June 1, 2006. The expensing of options will add approximately $136 thousand and $95 thousand of compensation expense to our first and second quarters, respectively.

In December 2004, the FASB issued SFAS No. 153, *Exchanges of Nonmonetary Assets.* SFAS No. 153 is an amendment to APB Opinion No. 29, *Accounting for Nonmonetary Transactions.* SFAS No. 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. We adopted the provisions of SFAS No. 153 on July 1, 2005. The adoption of this Statement did not have a material impact on our 2005 consolidated results of operations or financial condition.

In March 2005, the FASB issued Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations, an interpretation of SFAS Statement No. 143* (FIN No. 47). FIN No. 47 clarifies the timing of liability recognition for legal obligations associated with the retirement of tangible long-lived assets when the timing and/or method of settlement are conditional on a future event. We adopted the provisions of FIN No. 47 on November 1, 2005. The adoption of this Interpretation did not have a material impact on our 2005 consolidated results of operations or financial condition.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Correction Replacement of APB Opinion No. 20 and FASB Statement No. 3* (SFAS No. 154). SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes* (Opinion 20), and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of changes in accounting principle. SFAS No. 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. We are required to adopt the provision of SFAS No. 154 as of June 1, 2006, although earlier adoption is permitted. We are currently evaluating the provisions of SFAS No. 154.

The Board of Directors and Stockholders Fastenal Company:

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a15-(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision of our principal executive officer and our principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on our assessment and those criteria, management believes that the Company maintained effective internal control over financial reporting as of December 31, 2005. There was no change in the Company's internal control over financial reporting during the Company's most recently completed fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

KPMG LLP, the independent registered public accounting firm that audited the financial statements in this Annual Report, has issued an attestation report on management's assessment of the effectiveness of our internal control over financial reporting, which report is included in this Annual Report.

Willard D. Oberton
Chief Executive Officer & President

Daniel L. Florness
Executive Vice-President & Chief Financial Officer

Winona, Minnesota
February 22, 2006

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements and Supplemental Schedule

The Board of Directors and Stockholders Fastenal Company:

We have audited the accompanying consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II—Valuation and Qualifying Accounts. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fastenal Company and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Fastenal Company's internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2006 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP
Minneapolis, Minnesota
February 22, 2006

2005 | *Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting*

The Board of Directors and Stockholders Fastenal Company:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Fastenal Company maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Fastenal Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Fastenal Company maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, Fastenal Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Fastenal Company and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2005, and our report dated February 22, 2006 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Minneapolis, Minnesota
February 22, 2006

(THIS PAGE INTENTIONALLY LEFT BLANK)

EXECUTIVE OFFICERS

Willard D. Oberton
Chief Executive Officer and President

Nicholas J. Lundquist
Executive Vice-President and
Chief Operating Officer

Daniel L. Florness
Executive Vice-President and
Chief Financial Officer

Steven L. Appelwick
Vice-President–Product Development,
Supply Chain, Global Procurement &
Trading

DIRECTORS

Robert A. Kierlin
Chairman of the Board
Minnesota State Senator
Former Chief Executive Officer and President
Fastenal Company

Michael J. Dolan
Self Employed Business Consultant,
Former Executive Vice-President and Chief
Operating Officer
The Smead Manufacturing Company
(document management company)

Michael M. Gostomski
President
Winona Heating & Ventilating Company
(sheet metal and roofing contractor)

Robert A. Hansen
Associate Professor of Marketing and Logistics Management,
Carlson School of Management, University of Minnesota

Henry K. McConnon
President
Wise Eyes, Inc.
(eyeglass retailer and wholesaler)

Willard D. Oberton

John D. Remick
President and Chief Executive Officer
Rochester Athletic Club, Inc.
(health club)

Stephen M. Slaggie
Retired
Former Secretary, Shareholder Relations
Director, and Insurance Risk Manager
Fastenal Company

Reyne K. Wisecup
Director of Employee Development
Fastenal Company

CORPORATE INFORMATION

Annual Meeting
The annual meeting of shareholders
will be held at 10:00 a.m.,
Tuesday, April 18, 2006,
at Corporate Headquarters,
2001 Theurer Boulevard,
Winona, Minnesota

Corporate Headquarters
Fastenal Company
2001 Theurer Boulevard
Winona, Minnesota 55987-0978
Phone: (507) 454-5374
Fax: (507) 453-8049

Legal Counsel
Faegre & Benson LLP
Minneapolis, Minnesota
Streater & Murphy, PA
Winona, Minnesota

Form 10-K
A copy of the Company's 2005 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to shareholders upon written request to the Assistant Controller of the Company at the address listed on this page for the Company's corporate headquarters.

Copies of our latest press release, unaudited supplemental Company information and monthly sales information (beginning with October 2000 sales) are available at the Fastenal Company World Wide Web site at: ***www.fastenal.com***

Auditors
KPMG LLP
Minneapolis, Minnesota

Transfer Agent
Wells Fargo Bank, National Association
Minneapolis, Minnesota

FASTENAL®
INDUSTRIAL & CONSTRUCTION SUPPLIES


CRAFTSMAN
NORTON
DeWALT
SIMONDS
CRC
ACME
Growth Through Customer Service!

Exhibit 21

Subsidiaries of Fastenal Company.

Subsidiary name	Doing business as	Year incorporated	Jurisdiction of incorporation
Fastenal Canada Company	Same	1993	Minnesota
Fastenal Company Purchasing[1]	Same	1997	Minnesota
Fastenal Company Leasing	Same	1997	Minnesota
Fastenal IP Company	Same	2005	Minnesota
Fastenal Mexico Services S. de R.L. de C.V.	Same	1999	Monterrey, Mexico
Fastenal Mexico S. de R.L. de C.V.	Same	1999	Monterrey, Mexico
Fastenal Singapore P.T.E. Ltd.	Same	2000	Singapore
Fastenal Asia Pacific, Limited.	Same	2003	Hong Kong, China
FASTCO (Shanghai) Trading Co., Ltd.	Same	2003	Shanghai, China
Fastenal Europe, B.V.	Same	2003	Rotterdam, Netherlands

1 Fastenal Company Services, included on Exhibit 21 in the prior year, was merged with Fastenal Company Purchasing in 2005.

CERTIFICATIONS

Exhibit 31

I, Willard D. Oberton, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 22, 2006

/s/ Willard D. Oberton
Willard D. Oberton
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31 (Continued)

I, Daniel L. Florness, certify that:

1. I have reviewed this annual report on Form 10-K of Fastenal Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 22, 2006

/s/ Daniel L. Florness
Daniel L. Florness
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32

CERTIFICATION UNDER SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, each of the undersigned certifies that this periodic report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in this periodic report fairly presents, in all material respects, the financial condition and results of operations of Fastenal Company.

A signed original of this written statement required by Section 906 has been provided to Fastenal Company and will be retained by Fastenal Company and furnished to the Securities and Exchange Commission or its staff upon request.

Date February 22, 2006

/s/ Willard D. Oberton	/s/ Daniel L. Florness
Willard D. Oberton	Daniel L. Florness
Chief Executive Officer	Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)